CORPORATE PROFILE


         First Mutual Savings Bank is based on the Eastside, the area immediately east of Seattle and Lake Washington that includes parts of King and Snohomish counties. Our primary lending market serves citizens of the Eastside and the I-5 corridor, which stretches from Bellingham, Washington, on the north to Portland, Oregon, on the south. The nine branches of this state-chartered, FDIC-insured bank are located in Bellevue (three), Ballard, Bellingham, Redmond, Issaquah, Monroe and West Seattle. In addition, a commercial real estate loan production office is located in Tacoma, Washington.

         Operating income is derived primarily from real estate lending activities. First Mutual also makes consumer and small business loans and sells a range of depository and other financial services.

         First Mutual converted to an FDIC-insured mutual savings bank in 1968. It originally was chartered as a savings and loan association when it opened in 1953. In December 1985 the Bank converted to a stock FDIC savings bank and completed its initial public offering of common stock.

         In 1998 the Bank's net income increased 15.2 percent to $5.2 million, or $1.20 diluted earnings per share, up from $4.5 million, or $1.07 diluted earnings per share, in 1997. Net interest income for 1998 was $17.4 million, while deposits totaled $411 million, and total assets were $489 million at yearend 1998.

         First Mutual is regulated by the State of Washington's Department of Financial Institutions as well as by the FDIC. The Bank's common stock trades on The NASDAQ Stock Market under the symbol FMSB.

FINANCIAL HIGHLIGHTS

                                                              1998                   1997              1996                   1995
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                          $489,230,139        $   445,762,440     $ 416,832,072        $   361,525,779
Net income                                            $  5,207,696        $     4,518,680     $   3,914,648        $     3,427,745
Net interest income*                                  $ 16,646,362        $    14,829,996     $  11,850,706        $    10,437,471
Diluted earnings per share**                          $       1.20        $          1.07     $         .94        $           .84
Book value per share**                                $       8.16        $          7.43     $        6.77        $          5.87
Return on average assets                                      1.11%                  1.05%             1.01%                  1.03%
Return on average equity                                     15.95%                 15.57%            15.33%                 15.40%
Shares outstanding**                                     4,247,275              4,125,227         4,048,155              4,037,298

 *AFTER PROVISION FOR LOAN LOSSES

**ADJUSTED FOR A 10% STOCK DIVIDEND PAID AUGUST 16, 1995, A 20% STOCK
  DIVIDEND PAID APRIL 3, 1996, A 10% STOCK DIVIDEND PAID JULY 2, 1997, AND A THREE-FOR-TWO STOCK SPLIT PAID NOVEMBER 5, 1997.

LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDER:

         First Mutual Bank ended 1998 with its 25th consecutive quarter of record year-over-year earnings growth and record net income for the year. Net income for 1998 rose 15.2 percent, to $5.2 million, and diluted earnings per share increased to $1.20, compared with $1.07 for the year earlier.

         The Bank also continued its strong asset growth while maintaining outstanding loan quality. By the end of 1998, First Mutual had posted assets of $489 million, compared with $446 million a year ago. Nonperforming assets again remained notably low at $336,000 in 1998, or .07 percent of total assets. Also during the year, deposits grew 10 percent to $411 million.

         Return on shareholders' equity, a measure of how efficiently shareholder funds are used, continued to demonstrate excellent results:
15.95%.

         A full discussion of First Mutual's financial performance may be found in the Management's Discussion and Analysis section, beginning on page 4.

GROWTH FOR A STRONG FUTURE

         Approximately 35 percent of First Mutual's stock is held by management and board members, in addition to the eight percent held by employees through an employee stock ownership plan; more than many other financial institutions, First Mutual's investors have a personal stake both in the Bank and in the communities which it serves. As a result, we have a solid and strategic focus not only on the growth of our institution, but on the continued quality of that growth.

         We are pleased to report that throughout 1998 First Mutual achieved strong growth in a range of product lines. Our Business Banking Department has continued to define and successfully make gains in its market. And commercial lending continues to form a highly substantial and valuable part of First Mutual's business; in the last three years, income property and business loans have nearly doubled and now account for 64.6 percent of First Mutual's portfolio. In part, this was accomplished through First Mutual's position as a well-established community bank: our high-caliber loan officers build informed, long-term customer relationships. In addition, the Bank's commercial lending strategy takes into consideration the ongoing needs of our communities. Approximately half of First Mutual's commercial portfolio is comprised of housing units, such as apartment buildings and mobile home parks.

         The commercial lending portion of First Mutual's portfolio has historically performed exceptionally well. We believe it will continue to do so as a result of our very capable and professional lending team and a proven lending strategy which focuses on the business acumen of our customers and the merits of individual projects.

         Also for the past several years, the Consumer Lending Department has been developing a number of product lines, beginning with home equity loans, followed by our sales finance program and, early in 1999, introducing direct consumer lending for items such as cars, boats and RVs. By the end of 1998, consumer loans made up nearly five percent of the portfolio. In addition, it attracted approximately 1,000 new customers to the Bank, expanding our customer profile to include younger customers.

         While residential loans, as interest-earning assets, have decreased in importance in the Bank's portfolio, origination of residential loans has increased significantly, up 77.1 percent to $203 million in 1998 compared to the previous year. A refinancing boom, spurred by record-low interest rates, contributed to strong residential loan originations from both our wholesale and retail lending departments.

THE ECONOMIC OUTLOOK

         As both the local and national economies begin to feel the effects of international pressures, there is likely to be some leveling off of growth in our markets. Yet, despite projected layoffs in aerospace employment, we expect there will still be positive growth in our region. This, combined with the expanding diversification of First Mutual's products and geographical markets, cause us to remain confident that the Bank will continue to find opportunities for steady, quality growth.

         As we noted at the beginning of this letter, a substantial percentage of First Mutual's managers, directors and employees are shareholders in its day-to-day operations and its future growth; their commitment is revealed in the quality of First Mutual's customer relationships and its solid banking philosophy. We look to the people who define this Bank to continue its exceptional level of performance, and we would like to take this opportunity to thank them for their exemplary efforts.

/s/ Kemper Freeman, Jr.

F. Kemper Freeman, Jr.

Chairman of the Board


/s/ John R. Valaas

John R. Valaas

President/CEO

February 1, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

         First Mutual Bank's performance in 1998 reflects another year of record earnings, solid asset growth, and excellent credit quality.

         Net income was up 15.2%, totaling $5,208,000, or $1.20 per diluted share, which compares to $4,519,000, $1.07 per diluted share, in 1997, and $3,915,000, $.94 per diluted share, in 1996. Net income in 1998 was influenced by a favorable increase in both net interest income and other operating income. Net interest income in 1998 improved to $17.4 million from $15.8 million in 1997, an increase of 10.1%, compared to an increase of $2.3 million, or 16.6%, from 1996 to 1997. Net interest income in 1996 totaled $13.6 million, up 26.8% from the previous year. Other operating income jumped 89.3%, from $1,706,000 in 1997 to $3,230,000 in 1998. In prior years the results were more modest, with a $65,000, or 3.9%, increase from 1996 to 1997, and a decline of $4,000, or .2%, in 1996.

         Contributing to record earnings for 1998 was the successful growth in assets, which increased $43 million, or 9.8%. By comparison, the growth in assets in 1997 was $29 million, or 6.9%. Those figures compare to the national average for asset growth for FDIC-insured savings institutions of a decline of .21% for 1997 and an increase of 3.4% for the 12 months ending September 1998. The growth in assets occurred principally in investment securities and loans held for sale. Investment securities increased 25.4%, from $65,492,000 in 1997 to $82,101,000 in 1998. The growth in securities from 1996 to 1997 was $6.2 million, or 10.4%. Loans held for sale, which are loans pending delivery into the mortgage-backed secondary market, rose dramatically in 1998 to $27,371,000, an increase of 225% from 1997's balance of $8,422,000. In 1997 loans held for sale actually declined $4 million, or 32.3%, from the yearend 1996 balance.

         The Bank's nonperforming assets continued to remain at exceptionally low levels. Nonperforming assets declined to $336,000 in 1998 from $674,000 in 1997. As a percent of assets, nonperforming assets totaled .07% in 1998 versus .15% the previous year.

RESULTS OF OPERATIONS

NET INTEREST INCOME

         Net interest income, which increased 10.1% from the prior year, is influenced by changes in the volume and mix of earning assets and funding sources and the market rate of interest.

96--------------------$3,915
97--------------------------$4,519
98--------------------------------$5,208
NET INCOME/DOLLARS IN THOUSANDS

         Earning assets rose $44 million, or 10.1%, in 1998, following increases of 6% and 15% in 1997 and 1996, respectively. The contribution to net interest income from the growth in assets totaled $2,591,000 in 1998. Offsetting that contribution was a decrease of $1,001,000, resulting from an unfavorable change in interest rates.

         Although the effect from interest rates was negative in 1998, the net interest margin increased to 3.85% from 3.78% the previous year. The cause of this anomaly is principally the change in mix between the loan and securities portfolios. The securities portfolio average balance by quarter was $65 million in 1997, falling in 1998 to an average quarterly balance of $63.5 million. During the same period the average quarterly balance for the loan portfolio increased from $348.1 million in 1997 to $391.6 million in 1998.
The negative decline of 2.4% in low-rate securities, occurring simultaneously with a 12.5% rise in the substantially higher-rate loan portfolio, created a condition in which the net interest margin increased on a year-to-year comparison while the overall impact from interest rates was adverse.

         A trend that has emerged over the last few years, and which has significantly improved the net interest margin, is the change in the Bank's loan-type mix. Residential permanent loans, which constituted 47.4% of the portfolio at yearend 1995, have declined to 24.3% at yearend 1998.
Commercial real estate, construction and consumer loans, which contribute a higher yield to the Bank, have increased from 52.6% in 1995 to 75.7% at December 1998. The portfolio yield differences among the various loan types is material. For example, conventional residential adjustable-rate loans paid an average rate to the Bank of 7.8% at yearend 1998. By comparison, commercial multifamily adjustable-rate real estate loans returned an average yield of 8.3%, and construction multifamily loans paid an average of 9.3%.

         Although 83% of the Bank's loan portfolio is comprised of adjustable-rate loans, the balance of the portfolio is invested in fixed-rate instruments. In addition, 80% of the securities portfolio is invested in fixed-rate instruments. During periods of rapidly rising interest rates, the net interest margin is compressed as funding costs rise faster than yields on assets. Furthermore, during periods when the relationship between short-term and long-term rates is relatively "narrow," the Bank's net interest margin is also subject to a decline in spread.

         The outlook for 1999 is influenced by the effect of trends in interest rates and the Bank's ability to both successfully increase earning assets and continue, at a modest level, the favorable trend in the portfolio mix.


RATE VOLUME ANALYSIS                                                 1998 vs. 1997                       1997 vs. 1996
(DOLLARS IN THOUSANDS)                                        Increase (decrease) due to          Increase (decrease) due to
                                                                                    Total                                 Total
                                                           Volume        Rate      Change            Volume    Rate       Change
--------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME

    Investments:
       Mortgage-backed and related securities              $  (376)  $   (42)  $  (418)            $  (455)  $    33    $ (422)
       Interest-earning deposits with banks                   (408)        1      (407)                473       (44)      429
       Other equity investments                                 26        (1)       25                  24        (5)       19
       U.S. treasury, government agencies, and others          319       (17)      302               1,018       139     1,157
                                                           -------   -------   -------             -------   -------    ------
          Total investments                                   (439)      (59)     (498)              1,060       123     1,183
    Loans:
       Residential                                            (523)     (376)     (899)             (1,052)      126      (926)
       Residential construction                                761       (82)      679                 382       153       535
       Multifamily                                           1,942      (348)    1,594               1,138       (40)    1,098
       Multifamily construction                               (115)       22       (93)                320        23       343
       Commercial and commercial real estate                 1,398      (264)    1,134               1,967        51     2,018
       Commercial real estate construction                     353       (30)      323                 (40)      (97)     (137)
       Consumer and other                                      526        53       579                 370        60       430
                                                           -------   -------   -------             -------   -------    ------
          Total loans                                        4,342    (1,025)    3,317               3,085       276     3,361
                                                           -------   -------   -------             -------   -------    ------
             Total interest income                           3,903    (1,084)    2,819               4,145       399     4,544

 INTEREST EXPENSE
    Deposits:
       Money market deposit and checking                       573        43       616                 266        38       304
       Regular savings                                         (97)      (25)     (122)               (100)       (2)     (102)
       Time deposits                                         1,670       (63)    1,607               2,939      (235)    2,704
                                                           -------   -------   -------             -------   -------    ------
         Total deposits                                      2,146       (45)    2,101               3,105      (199)    2,906
     FHLB advances and other                                  (834)      (38)     (872)               (672)       55      (617)
                                                           -------   -------   -------             -------   -------    ------
             Total interest expense                          1,312       (83)    1,229               2,433      (144)    2,289
                                                           -------   -------   -------             -------   -------    ------
             Net interest income                           $ 2,591   $(1,001)  $ 1,590             $ 1,712   $   543   $ 2,255
                                                           -------   -------   -------             -------   -------    ------
                                                           -------   -------   -------             -------   -------    ------

                                                                    1996 vs. 1995
RATE VOLUME ANALYSIS                                         Increase (decrease) due to
(DOLLARS IN THOUSANDS)
                                                                                 Total
                                                          Volume       Rate     Change
------------------------------------------------------------------------------------------
INTEREST INCOME

    Investments:
       Mortgage-backed and related securities            $   (48)   $   223    $   175
       Interest-earning deposits with banks                 (281)        (5)      (286)
       Other equity investments                               19         48         67
       U.S. treasury, government agencies, and others        622        145        767
                                                         -------    -------    -------
          Total investments                                  312        411        723
    Loans:
       Residential                                          (124)       282        158
       Residential construction                              208          2        210
       Multifamily                                         1,882        (59)     1,823
       Multifamily construction                              116        (74)        42
       Commercial and commercial real estate               1,849       (211)     1,638
       Commercial real estate construction                   135        (20)       115
       Consumer and other                                    251        (28)       223
                                                         -------    -------    -------
          Total loans                                      4,317       (108)     4,209
                                                         -------    -------    -------

             Total interest income                         4,629        303      4,932

 INTEREST EXPENSE
    Deposits:
       Money market deposit and checking                     301       (275)        26
       Regular savings                                      (119)        (1)      (120)
       Time deposits                                       2,291       (665)     1,626
                                                         -------    -------    -------
         Total deposits                                    2,473       (941)     1,532
     FHLB advances and other                                 422        115        537
                                                         -------    -------    -------
             Total interest expense                        2,895       (826)     2,069
                                                         -------    -------    -------
             Net interest income                         $ 1,734    $ 1,129    $ 2,863
                                                         -------    -------    -------
                                                         -------    -------    -------



If short-term interest rates should quickly rise, it is likely that the net interest margin would decline. Management, however, is cautiously optimistic that some or all of that decline could be offset through the growth of assets and the possible further improvement in loan mix. Although future results cannot be predicated on past performance, the Bank has increased its assets by 12.8%, compounded per year, for the past five years.

         Other operating income was up sharply in 1998 to $3,230,000 from $1,706,000 the previous year.

The comparable figure for 1996 was $1,642,000. The improvement in 1998 was primarily due to increased mortgage banking activities and the resulting gain on sales of loans. Adversely affecting all three years was the decline in service fee income, which has decreased from $879,000 in 1996 to $474,000 in 1998.

GAIN ON SALES OF LOANS

         Gain on sales of loans is composed of three elements; sale of mortgage servicing rights, secondary market fees, and capitalization of mortgage servicing rights.

         The net gain on sale of servicing rights amounted to $1,982,000 in 1998. There were no sales of a similar nature in either 1997 or 1996. In the fall of 1997, the Bank identified a potential risk to the servicing portfolio from accelerated loan prepayments. To partially mitigate that risk, the Bank initiated the process of selling approximately one-third of its then $300 million residential servicing portfolio. The sale was executed in the first quarter of 1998, with about $93 million remaining, after prepayments, of the $100 million originally set to be sold. The Bank's concern over the potential for a "refinance boom" did in fact materialize, and the actions initiated in the fall of 1997 helped to reduce the economic loss from the early repayment of loans serviced for others. Throughout the year loan prepayments remained high and management believed that it was prudent to continue the sale of servicing rights. In addition to the $93 million loan servicing sale in the first quarter, sales totaling $85 million were executed in the subsequent three quarters.

         Although the Bank has sold servicing on occasion in prior years, 1998 was the first year in which gains realized were so significant. It is management's current intent to continue the sale of servicing rights in 1999, and the Bank has signed a best-efforts contract to sell servicing rights on a quarterly basis. The amount and profit of sales executed in 1999 will depend on residential loans originated, both in terms of amount and mix of loans. The total number of loans closed and type of loans originated is heavily influenced by the nature of the interest rate yield curve and whether or not long-term rates are generally rising or falling. Rising rates usually have an adverse effect upon the amount of residential loans originated.

         Although it is the Bank's intent to sell servicing rights in 1999, sales in subsequent years could be materially reduced or eliminated if the Bank believed that it was in the best interests of the institution to retain the servicing rights and the annuity-like fee income attendant with those rights.

96----------------------$189
97------------------------$213
98----------------------------------------------$380
LOAN PRODUCTION/DOLLARS IN MILLIONS

         Secondary market fees are the cash gains or losses from the sale of loans into the secondary market. Cash losses in 1998 totaled $426,000 on loan sales of $198 million. In 1997 the cash losses amounted to $5,000 on sales of $98 million. The comparable figure for 1996 was a gain of $20,000 on sales of $87 million. The more favorable results achieved in 1996 and 1997 are attributable to fewer loan sales than in 1998, better execution of sales into the secondary market, and in 1997 the benefit of a sale of $4 million in income property loans. The margin for income property loans is significantly greater than that realized for residential loans.

         Beginning in 1996 the Bank adopted a new accounting procedure that requires the capitalization of mortgage servicing rights. The amount recognized as income in 1998 totaled $197,000, which compares to $145,000 in 1997, and $180,000 in 1996. The increase in 1998 is largely the result of greater loan sales.

SERVICING FEES, NET OF AMORTIZATION

         Servicing fee revenue is sensitive to amortization expense, the spread realized on the servicing portfolio, and, of course, the size of the portfolio.

         In 1998 gross fee income (net of guarantor fees) received from the mortgage servicing portfolio totaled $742,000. Deducted from those gross fees was amortization expense of $268,000. In 1997 gross fees totaled $1,055,000 and amortization expense amounted to $250,000. The comparable figures for 1996 were $1,129,000 and $250,000, respectively.

         Amortization expense is largely impacted by the early prepayment of loans. In 1998 principal prepayments totaled $78 million, or 21% of the yearend 1997 servicing portfolio balance. The prepayment rates were substantially less in the two previous years, with $50 million in loan principal repaid in 1997, an amount equal to 13% of the 1996 yearend servicing balances. The results for 1996 are comparable to 1997 - principal prepayments totaled $45 million and represented 13% of the 1995 yearend servicing portfolio.

         Also impacting servicing fee income is the spread realized from the servicing portfolio. The spread is the difference between the total loan interest received from the borrower and the amount remitted to the investor. The Bank retains the spread as compensation for servicing the loan on behalf of the investor. In 1998 the spread on the $324 million average servicing portfolio equaled .23%. In contrast, the servicing portfolio averaged $375 million in 1997 and carried a spread of .28%. The comparable figures for 1996

96----------------------------------------------$371
97-------------------------------------------------$379
98--------------------------$268

SERVICING PORTFOLIO/DOLLARS IN MILLIONS
were $355 million for the servicing portfolio and .32% for the servicing spread. The narrowing spread over the past three years is a result of both increased competition and higher guarantor fees. Contributing to higher guarantor fees is a practice instituted in the last few years of exchanging reduced losses in the secondary market for increased guarantor fees. This practice produces improved financial results in the current year, but lowers service fee spreads in following years. Management anticipates that servicing spreads will most likely stabilize at the current level.

     The drop in the servicing portfolio in 1998 contributed to the decline in service fee income. As was noted earlier, the Bank's decision to sell $178 million in mortgage servicing rights was prompted by a concern that loan repayments would remain high in 1998. The Bank needs a number of years of service fee income to recover its investment in servicing which is retained, and will experience a loss if loans prepay before that investment can be recovered.

     Whether or not conditions will be favorable in the future for the retention of servicing rights is dependent on interest rate trends, the borrowers' propensity to prepay loans, management's expectations for future interest rate directions, and the estimated lives of loans in the servicing portfolio.

FEES ON DEPOSIT SERVICES AND OTHER INCOME

     Deposit fee income has risen 30% in the last three years, from $160,000 in 1996 to $167,000 in 1997 and $208,000 this year. The increase in all three years is largely attributable to fee income from checking accounts. Revenue from checking accounts amounted to $70,000 in 1996, increasing to $85,000 last year, and further rising to $95,000 in 1998.

     Other income is composed of a variety of fee sources of which loan fees, late payment assessments (late charges) and rental income constitute the most significant items. Loan fees, those that were not deferred, increased from $126,000 to $240,000 and $385,000 for years 1996, 1997, and 1998, respectively. The rise in fee income is a result of both increased loan sales to investors where the Bank functioned as a broker and construction loans that were financed by other lenders after construction and lease-up of the project.

     With commercial construction loans the Bank typically negotiates a standby fee which is immediately recognized into income if the borrower finances with another lender after the construction is completed. Because of the current "flat" yield curve, short-term and long-term rates are almost at the same rate. As a result a number of borrowers in the past year have elected to finance their projects after construction with lenders that offer long-term, fixed-rate financing.

The Bank, because of interest rate risk inherent in long-term, fixed-rate lending, generally limits its portfolio loans to short-term adjustable-rate loans.

     Late charges declined $29,000, or 24.3%, in 1998. In the two previous years, late charges had risen from $106,000 in 1996 to $118,000 last year. The sudden drop in late payment assessments is due in part to the emphasis that the Bank places on asset management and in part to the favorable Puget Sound economy in 1998.

     Another relatively modest source of fee revenue is office rental income. With the acquisition of the second office in Bellevue in 1997, the Bank's rental income increased from $27,000 in 1996 to $46,000 last year, and $66,000 in 1998.

OTHER OPERATING EXPENSES

     SALARIES AND EMPLOYEE BENEFITS. Salaries and employee benefits expense has grown rapidly in the last three years. Employee costs in 1998 increased $1,541,000, or 25.9%, as compared to $1,356,000, or 29.4%, from 1996 to 1997, and $553,000, or 13.7%, from 1995 to 1996. Salaries and employee benefits expense was affected by the rapid expansion of the Bank and a jump in commission expense, offset by the deferral of loan origination expenses.

     Employee compensation increased as a result of both a growth in staffing levels and commission compensation expense. Full time equivalent (F.T.E.) staff increased from 125 in 1997 to 133 in 1998. The F.T.E. count in 1996 was
103. In the last two years the Bank's staff has increased by 29.1%. In 1998 the Bank added its ninth full-service office in Bellingham, and increased the number of administrative personnel to support the operating offices and departments, to include a new compliance officer, data processing personnel and several methods analysts. The previous year the Bank had added the Bellevue West Office and two new consumer lending departments.

     Nineteen-ninety-six was also a year of business expansion. That year the Bank opened the West Seattle Office, established loan production offices in Bellingham and Tacoma, Washington, and Portland, Oregon, increased the number of residential loan officers, and introduced the Business Banking Department.

     Employee compensation expense was further increased in 1997 and 1998 by discretionary bonuses paid to directors and senior management. These bonuses totaled $465,000 in 1997 and $808,000 in 1998. The Bank anticipates that any discretionary bonuses paid to the directors and senior management in 1999 will be less than that paid in either of the two previous years.

     Also impacting compensation expense were commissions paid to loan officers. Residential loan officers are compensated primarily by commission, and income property loan officers are partially compensated through commission payments. Loans originated in 1998 totaled $380 million as compared to $213 million and $189 million in 1997 and 1996, respectively. Since commission payments are graduated based on loan production levels, the commission rates paid, on average, also went up. Accordingly, loan officer commissions rose from $180,000 in 1996 to $339,000 in 1997 to $929,000 in 1998.

     Offsetting the increase in compensation expenses was the deferral of loan origination expenses. In accordance with the current accounting literature, standard loan origination costs are deferred and amortized over the life of the loan. The standard loan costs, which are determined for common loan types, are then deducted from operating expense, with the net figures reported in the financial statements. Loan originations in the last three years have increased 101.1%, from $189 million in 1996 to $380 million in 1998. Loan production totaled $213 million in 1997. The accounting benefit (See Note 14 to the Financial Statements.) from increased loan originations has also risen consistently over the same period, and amounted to $760,000 three years ago, increased to $1,093,000 in 1997, and reached $1,622,000 in 1998.

     OCCUPANCY EXPENSE. Occupancy expense of $1,379,000 in 1998 was up 18.3% from $1,165,000 the previous year. The comparative figure for 1996 was $831,000. The increases in both 1998 and 1997 were principally due to opening new offices and corporate expansion at the Bellevue headquarters. In 1998 the Bank opened a new office in Bellingham and incurred a full year's operating expense from the Bellevue West Branch. The previous year the Bank had purchased a two-story office in Bellevue and opened its eighth full-service branch. Additional lease space was also acquired at the corporate headquarters to accommodate separate facilities for the residential lending staff. The jump in occupancy expense in 1996 was the result of opening three new loan production offices in Bellingham and Tacoma, Washington, and Portland, Oregon, and a new full-service office in Seattle.

     OTHER EXPENSES. Other expenses rose 21.1% from $2,566,000 in 1997 to $3,108,000 in 1998. The increase from 1996 to 1997 was $468,000, or 22.3%. A number of items contributed to the growth in other operating expenses, to include legal expenses, supplies, postage and telephone, outside service costs, and business and occupation (B&O) taxes.

     The Bank's legal fees were up sharply from $81,000 in 1997 to $148,000 in 1998, an increase of

83.3%. Legal expenses in 1996 were comparable to 1997 at $60,000. The Bank encountered several issues in 1998 related to residential construction lending that were difficult to litigate. Those issues have since been settled and the Bank does not anticipate any further legal expenses regarding those particular matters.

     Because of the dramatic increase in loan volume, from $213 million in 1997 to $380 million in 1998, the cost of everyday items such as supplies, telephone and postage rose substantially in 1998. Expenses for those three categories amounted to $598,000 in 1998, up $163,000, or 37.5%, from $435,000 in 1997. Expenses for 1996 totaled $375,000.

     In July of 1998 the Bank engaged independent consultants to review the operating procedures of the Bank and to implement improvements as needed. The project is expected to last until late spring of 1999. As a consequence of this initiative, outside service expense totaled $379,000 in 1998, an increase of 375.8% from 1997's figure of $80,000. The comparable level of costs for 1996 was $62,000.

     B&O state taxes have risen steadily in the last three years, from $168,000 in 1996 to $215,000 the following year, and reaching $287,000 in 1998. In addition to greater operating income, the Bank's gradual shift from residential loans, which are generally exempt from B&O tax, to income property, business banking and consumer loans, which are not exempt, has increased the amount of B&O tax paid.

RESERVE AND PROVISION FOR LOAN LOSSES

     The provision for loan losses reflects the amount deemed appropriate to produce an adequate reserve for estimated losses that exist based on the inherent risk characteristics of the Bank's loan portfolio. In determining the appropriate reserve balance, the Bank takes into consideration the profile of the loan portfolio, the local and national economic outlook, and the current and historical performance of the loan portfolio.

     The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department. That department analyzes the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region to include employment forecasts, housing sales, vacancy rates, commercial real estate analysis, and comments on the area's major employers. That information is then reviewed by the

96  --------------------------- .07%
97  -------------------------------------------------- .15%
98  --------------------------- .07%

NONPERFORMING ASSETS/PERCENTAGE OF TOTAL ASSETS

                                                  1998                        1997                          1996
                                        ------------------------   --------------------------   -----------------------------
                                          Balance     % of total     Balance       % of total     Balance         % of total
-----------------------------------------------------------------------------------------------------------------------------
Single family residential (SFR)
  including loans held for sale         $ 94,050,246      24.3%    $115,657,378        32.1%    $130,103,441          39.1%
Commercial, commercial real estate,
    and multifamily residential loans    236,656,479      61.2      203,524,241        56.5      171,921,666          51.7
Construction loans                        38,609,709      10.0       29,347,102         8.1       23,229,214           7.0
Consumer loans                            17,589,195       4.5       11,801,888         3.3        7,191,827           2.2
                                        ------------     -----     ------------       -----     ------------        ------
    Subtotal - loans other than SFRs     292,855,383      75.7      244,673,231        67.9      202,342,707          60.9
                                        ------------     -----     ------------       -----     ------------        ------
Total loans, receivable, net,
    including loans held for sale       $386,905,629     100.0%    $360,330,609       100.0%    $332,446,148        100.0%
                                        ============     =====     ============       =====     ============        =====

Bank's Senior Loan Committee, which further evaluates national and international trends and establishes the appropriate level of reserve.

         A $750,000 provision for loan losses was charged to operations in 1998. The Bank's reserve balance was $5,569,000 at December 31, 1998. At yearend 1997 the reserve balance was $4,858,000, which in turn was an increase of $976,000 over 1996's balance of $3,882,000.

         Several factors in the last few years have contributed to the Bank's substantial provision for loan losses. First of all, the mixture of residential loans to income property, construction, business banking, and consumer loans has changed materially since 1996. In 1996 residential permanent loans amounted to 39.1% of the total loans receivable, including loans held for sale, of $332 million. Two years later, at the end of 1998, residential permanent loans equaled 24.3% of the total portfolio of $387 million.

         The risk inherent in construction, business banking, income property, and consumer loans is materially greater than that experienced in residential lending. The third quarter 1998 FDIC Quarterly Banking Profile illustrates the difference in risks among loan types. For FDIC-insured savings institutions, the ratio of noncurrent loans as a percent of residential loans is .88%. That figure compares to 1.07% for construction loans, 1.30% for commercial real estate loans, and 1.20% for business banking loans.

         Although the Bank has enjoyed a period of modest charge-offs and low nonperforming asset ratios to total loans, the change in loan mix from 60.9% high-risk loans in 1996 to 75.7% at yearend 1998 has added significantly to the risk embedded within the portfolio.

         Secondly, the Puget Sound area in which most of the Bank's loans are concentrated has experienced a long period of economic prosperity. The risk associated with originating loans in such an environment is that assets are portfolioed at or near their peak valuations. A similar peak economic valuation occurred in the Puget Sound area in 1990 - subsequent to which real estate valuations were significantly lower for a number of years.

         In addition, the Boeing Company, the largest employer in the Puget Sound area, and one of the largest in the Northwest, has announced a 46,000 reduction in employees over the next two years. Boeing staffing levels at yearend 1998 were 231,000, and are scheduled to decline 31,000, or 13.4%, in 1999, with a further drop to 185,000 in the year 2000. Aircraft production, which is anticipated to reach 620 in 1999, is forecasted to plummet to 480 in the following year. Furthermore, the Boeing Company's collective bargaining agreements with its largest unions expire in 1999. Unfortunately, renegotiating new collective bargaining agreements in the midst of a major employee layoff and decline in airplane production may further disrupt the region's economy.

         The impact of a decrease of 22.6% in airplane production, from 1999 to 2000, extends beyond the Boeing Company. Although it is difficult to be precise as to the effect of a major reduction in employees on other employers, an often-quoted informal "rule of thumb" is three to one. Thus, for every employee that no longer works at the Boeing Company, three other people will probably also be adversely affected.

         In summary, the Bank's allowance for loan loss reserves has taken into consideration the Bank's historical losses, the trend in loan portfolio mix, the recent valuations of real estate, and the announcement by the area's largest employer of a major decline in staffing levels.

         Another perspective to the Bank's allowance for loan loss reserves is the level of reserves established by similar institutions. At yearend 1998 the ratio at First Mutual Bank of reserves to total loans was 1.42%. That figure compares to the national average for commercial banks (third quarter 1998 FDIC Quarterly Banking Profile) of 1.82% and for savings institutions of .98%. Although the Bank is classified as a savings institution, its mix of loans is more closely aligned with that of a commercial bank. The national norm for a savings institution is 72.2% residential loans and 27.8% commercial, consumer, etc. The comparable ratio for the average commercial bank is 23.9% residential loans and 76.1% commercial, consumer, etc. First Mutual Bank's ratio of 24.3% of permanent residential loans is almost identical, at yearend 1998, with the national commercial bank norm.

96------------------------------- $417
97----------------------------------$446
98--------------------------------------$489
   ASSETS/DOLLARS IN MILLIONS.

         The Bank uses neither local nor national ratios to determine the appropriate provision or level of reserves. However, the Bank's ratio of 1.42% reserves to total loans would appear to be reasonable in light of national norms, the nature of the Bank's loan portfolio, and the current events surrounding the state's largest employer.

REVIEW OF FINANCIAL CONDITION

INVESTMENT SECURITIES

         Investment securities increased from $65 million at yearend 1997 to $82 million as of December 31, 1998, a growth of 25.4% in yearend balances. Those figures are deceptive in that average quarterly balances actually declined from $65 million in 1997 to $63.5 million in 1998.

         In the fourth quarter of 1998, and again in the first quarter of 1999, the Bank substantially increased its investment in securities. Management perceived this period to be opportune for security purchases because of the source of the Bank's funding and the current status of the institution's various capital components.

LOANS

         The loan portfolio is segregated into two components, loans held for sale and loans receivable. Loans held for sale is that portion of the loan portfolio which is pending sale and delivery into the secondary market.
Loans receivable are loans held in the Bank's portfolio of which the largest component is commercial real estate.

         Loans held for sale totaled $8 million at December 31, 1997, a decline of $4 million from the previous yearend. At December 31, 1998, loans held for sale had risen to $27 million, reflecting the sudden increase in mortgage banking activity in 1998. It is not unusual for the balance in loans held for sale to change dramatically from year to year. At yearend 1993, another year of vigorous mortgage-banking activity, the yearend balance for loans held for sale totaled $24 million; the following year, 1994, the loan totals fell to $4 million. The normal balance for loans held for sale is in the range of $4 to $12 million, but would vary with refinancing activity.

         Portfolio loans increased slightly, 2.3%, in 1998, from $357 million at December 31, 1997, to $365 million at yearend 1998. Although loan originations for portfolio loans were at record levels, $163 million in 1998 as compared to $120 million in 1997, and $102 million in 1996, principal repayments were a staggering $137 million in 1998. Principal repayments totaled $84 million and $64 million in 1997 and 1996, respectively.

96----------------------------- 15.3%
97-------------------------------- 15.6%
98-----------------------------------16.0%
RETURN ON AVERAGE EQUITY/PERCENTAGES

         Contributing to the increase in portfolio loan repayments in 1998 was the emergence of commercial real estate lenders with fixed-intermediate and long-term rates that were in some cases more favorable than the Bank's short-term variable rates. The "flat yield" curve referred to earlier was in large measure the cause of the more difficult competition that the Bank faced in portfolio lending.

         The future shape of the yield curve is difficult to predict, and, consequently, so is the prospect of whether loans will continue to prepay at such high rates. Nevertheless, management is guardedly optimistic that it can continue to grow assets under adverse conditions. Nineteen-ninety-eight was a year of record portfolio lending, which helped to offset early loan repayments, and the Bank is reasonably hopeful that 1999 will exceed the results of 1998.

DEPOSITS

         Total deposits grew 10.3%, from $372,829,000 at yearend 1997 to $411,251,000 in 1998. The positive growth in deposits in 1998 was particularly encouraging as the year was again characterized by aggressive marketing activity from both financial institutions and non-insured competitors. The Bank believes that its emphasis on service, customer rapport and competitively priced savings instruments permitted it to acquire funds in a market that nationally has only increased on a modest basis. The third quarter 1998 issue of the FDIC Quarterly Banking Profile reported that deposits for all FDIC-insured institutions rose only 4.8% from September 1997 through September 1998.

MARKET RISK SENSITIVE INSTRUMENTS

         Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk for the Bank arises from interest rate risk inherent in its lending, deposit and mortgage banking activities. To that end, management actively monitors and manages its interest rate risk exposure.

         The Bank's profitability is affected by fluctuations in interest rates. An immediate and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. Increases in the level of interest also may adversely affect the fair value of the Bank's securities and other earning assets. Generally, the fair value of fixed-rate

96------------------------------ $328
97--------------------------------- $373
98-------------------------------------$411
DEPOSITS/DOLLARS IN MILLIONS

                       1998 Percentage Change                1997 Percentage Change
Immediate Change   ------------------------------         -----------------------------
in Interest Rates  Net Interest     Net Portfolio         Net Interest    Net Portfolio
(in basis points)     Income            Value                Income           Value
---------------------------------------------------------------------------------------
+400...........         7 %              -11%                   1%               -9%
+300...........         7                 -6                    2                -3
+200...........         6                 -1                    4                 2
+100...........         4                  0                    3                 5
-100...........        -5                 -2                   -4                -4
-200...........       -10                 -8                   -8               -10
-300...........       -15                -13                  -11               -12
-400...........       -20                -18                  -15               -15

instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of the Bank's interest-earning assets, which could adversely affect the Bank's results of operations if such assets were sold. If the case of interest-earning securities classified as available for sale, the Bank's stockholders' equity could sustain significant unrealized losses if such assets were retained.

         The Bank uses a number of measures to monitor and manage interest rate risks, including income simulation and interest "gap" analysis (further discussed under the subhead Asset and Liability Management). An income simulation model is primarily used to assess the direction and magnitude of changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturity of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, and management's financial capital plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management strategies, among other factors.

         Based on the results of simulations as of December 31, 1998 and 1997, the estimated impact of immediate changes in interest rates is as shown in the table. The percentages shown represent changes over a 12-month period in the Bank's net interest income and net portfolio value under a stable interest rate environment compared to the various rate scenarios. Net portfolio value is defined as the net market value of the Bank's assets and liabilities, which has been estimated by calculating the present value of their cash flows. The cash flows have been adjusted to account for projected amortization, prepayments, core deposit decay rates, and other factors.

         The percentage changes in net interest income and in net portfolio value widened in 1998, as compared to the prior year. Adjustable-rate loans, as a percent of total loans, decreased from 88% in 1997 to 83% in 1998, and reflects in this simulation as an increase in the Bank's sensitivity to interest rate fluctuations.

         The Bank's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while structuring the Bank's asset and liability components to obtain the maximum net interest margin. The Bank relies primarily on its asset and liability structure to control interest rate risk.

ASSET AND LIABILITY MANAGEMENT

         Asset and liability management is the responsibility of the Asset/Liability Committee, which acts within policy directives established by the Board of Directors. The Asset/Liability Committee meets regularly to monitor the composition of the balance sheet, to assess projected earnings trends, and to formulate strategies consistent with the objectives for liquidity, interest rate risk, and capital adequacy. The objective of asset/liability management is to maximize long-term shareholder returns by optimizing net interest income within the constraints of credit quality, interest rate risk policies, levels of capital leverage, and adequate liquidity.

         The Bank manages assets and liabilities by matching maturities and repricing in a systematic manner. In addition to simulation models, an interest "gap" analysis is used to measure the effect interest rate changes have on net interest income. The interest gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing in that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceed the amount of interest-rate-sensitive liabilities. A gap is considered negative in the reverse situation.

         The following table shows the Bank's one-year interest-rate-sensitive gap by contractual repricing or maturity at December 31:

                                                      1998                      1997
----------------------------------------------------------------------------------------
One year repricing assets                        $ 311,261,831            $ 326,036,089
One year repricing liabilities                     315,375,840              330,298,150
                                                 -------------            -------------
One year gap                                     $  (4,114,009)           $  (4,262,061)
                                                 =============            =============
Total assets                                     $ 489,230,139              445,762,440
                                                 =============            =============
Interest rate sensitivity
   gap as a percent of assets                             (.84)%                   (.96)%
                                                 =============            =============

      During a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. At December 31, 1998 and 1997, the Bank was able to achieve a matched one-year-gap position of minus .84% and minus .96%, respectively.

         The Bank has managed its interest rate risk through the marketing and funding of adjustable-rate loans. As of December 31, 1998, 83% of the Bank's loan portfolio had adjustable rates. The Bank also originates and sells long-term, fixed-rate mortgage loans, which have been written to specifications of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Over the past several years the Bank has expanded its net interest margin by focusing on commercial real estate, construction, business banking, and consumer lending. Collectively, these loans comprised 75.7% of the Bank's loan portfolio as of December 31, 1998, compared to 60.9% at the end of 1996.

         The Bank's management reviews, on a monthly basis, interest rate trends. Where appropriate, hedging techniques are employed. These techniques may include financial futures, options on financial futures, and extended commitments on future lending activities and interest rate exchange agreements. During 1998, 1997, and 1996, the Bank did not enter into any off-balance-sheet derivative agreements, nor were any agreements held at December 31, 1998, 1997, and 1996.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank's primary sources of funds are: 1) deposits, 2) principal repayments of both loans and investment securities, 3) loan sales, and 4) borrowings from the Federal Home Loan Bank (FHLB) of Seattle.
The principal use of funds is to invest in securities and loans. Security purchases amounted to $68 million in 1998, up substantially from $29 million in purchases in 1997, and $24 million in 1996. Loan originations, including loans held for sale, totaled $380 million, $213 million, and $189 million during 1998, 1997, and 1996, respectively. Principal repayments on portfolio loans totaled $137 million, $84 million, and $64 million, for the same periods. Funds obtained from loan sales amounted to $198 million in 1998, $98 million in 1997, and $87 million in 1996.

         The Bank's line of credit with the FHLB has been established at 35% of assets. Borrowings totaled $32 million, $34 million, and $54 million, at December 31, 1998, 1997, and 1996, respectively. These borrowings represented 7% of the yearend assets in 1998, 8% in 1997, and 13% in 1996.

         Shareholders' equity at December 31, 1998, was $34,662,000 compared with $30,652,000 a year earlier. First Mutual's leverage capital ratio at yearend 1998 was 7.2%, which compared to 6.9% the previous year. The FDIC requirement to be "well capitalized" under "prompt corrective action" provisions is a 5.0% ratio.

BUSINESS SEGMENTS

         The Bank has identified three distinct segments of business for the purposes of management reporting.

(See Note 21 to the Financial Statements.) Segment results are determined based on the Bank's management accounting process, which assigns balance sheet and income statement items to each responsible business unit. This process is dynamic and somewhat subjective. Unlike financial accounting, there is no body of guidance for management accounting equivalent to generally accepted accounting principles.

         The management accounting process measures the performance of the business segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution. Changes in management structure and/or the allocation process may result in changes in allocations, transfers and assignments.

CONSUMER BANKING

         This segment provides depositor banking services, and offers consumer loans on automobiles, boats, individual lines of credit, loans for home improvements, etc.

         Net income before tax declined $548,000, or 25.9%, from $2,114,000 in 1997 to $1,566,000 in 1998. Although total revenues rose in 1998 to $6,522,000 from $6,326,000 the previous year, and the same trend was evident in net interest income, up $212,000, or 3.4%, operating expenses more than offset the benefits of increased revenues.

         The fall in net income before tax is principally the result of adding new banking offices in both 1997 and 1998. The period required to develop a branch office that meets the Bank's profit objectives is exceedingly long. For example, the Ballard Office, which opened in 1994 and has experienced excellent deposit growth, has yet to meet the Bank's targeted return on capital.

         The outlook for the consumer segment is not optimistic. Management believes that it will need to continue to open full-service offices to meet the funding needs of its asset growth. Each new office opened will burden this segment until such time as the total and mix of deposits for new branches reach the minimum desired objectives.

RESIDENTIAL LENDING

         Residential lending is a segment encompassing the mortgage banking operations, permanent single family loans, and construction residential lending.

         Net income before taxes increased from $1,094,000 in 1997 to $2,017,000 in 1998. The favorable results in 1998 were largely the effect from a rise in mortgage banking activity. Loan originations related to the mortgage banking operation more than doubled from $94 million in 1997 to $217 million in 1998, an increase of 132.3%. In addition to the growth in loan closings was a corresponding rise in loan sales. Proceeds from loan sales totaled $198 million, up 103.3% from 1997's sales of $98 million.

         Gains from the sale of loans and servicing amounted to $1,753,000 in 1998, a dramatic increase of 1,151% from $140,000 in 1997. Partially offsetting the gain on sale of loans was a $331,000, or 41.2%, drop in servicing fee income. The Bank's sale of $178 million in servicing rights in 1998 contributed to the sharp decline in servicing fee revenue.

COMMERCIAL LENDING

         Commercial lending activities include multi-family housing, commercial real estate properties, and business banking loans.

         Commercial lending is the most profitable segment, contributing 62.7% of the Bank's income before federal income taxes. Earnings before income taxes in 1998 were $6,025,000, an increase of $988,000, or 19.6%, from 1997.

         The improvement in 1998 is principally the result of increased assets, from $235 million in 1997 to $274 million in 1998, a growth of 16.6%. Particularly encouraging was the increase in business banking assets, which rose from less than $4 million in 1997 to over $16 million in 1998.

YEAR 2000 ISSUES

         The Bank relies on third-party vendors for almost all of its data processing and telecommunications systems. Consequently, its efforts to ensure that the Bank is ready for Year 2000 and that there are no meaningful interruptions to its operations are necessarily dependent on the performance of those vendors and adequate testing by the vendors and the Bank.

         To date, the Bank has conducted a comprehensive review of its computer systems to identify applications that could be affected by Year 2000. It has surveyed its vendors to find out their status in addressing Year-2000 issues and is monitoring their progress.

         The Bank's primary data processor supports its deposit, loan, general ledger, customer information file, accounts payable, and fixed-assets accounting systems. This processor completed its programming efforts during the second quarter of 1998 and indicated that the Bank was now running on what the processor believed to be Year-2000-ready software and hardware. During the third quarter the Bank conducted an extensive test of the software on a separate test computer provided by the processor to its clients. The computer was set ahead to the end of 1999 and rolled through January 3, 2000; in addition, it was also run through the end of February 2000 to test for leap year. Only a few minor errors were identified, and not all of them were date related. The processor has reported that all errors discovered by its clients during testing have been corrected. This processor will not be charging the Bank, nor its other clients, for expenses related to remediating its software to address Year-2000 issues.

         Most of the Bank's other third-party vendors have indicated that they are in the process of ensuring that their systems were Year-2000 ready by the end of 1998. The Bank will need to test those systems judged to be critical to its operations after the programming is completed. Many of these services (such as check processing, automated teller machine transactions, automated clearinghouse transactions, and investor reporting) interface with the Bank's primary data processor and will have to be tested in conjunction with that processor. Most of that testing is expected to take place during the first half of 1999. The Bank's primary data processor is coordinating the effort and has provided the Bank a report on its progress, which will be updated periodically. In its most current report the data processor indicated that 17% of testing with these vendors had been completed; individual reports on the results of the testing will be provided to those clients using the particular vendors.

         While the Bank does not operate any mainframe computers, it does run several local area networks to support personal-computer workstations running standardized word processing, spreadsheet, and database software to support its operations. All models of the personal-computer workstations, and most of the individual workstations, have been tested for Year-2000 functionality. Most of the workstations are Year-2000 ready. A total of six personal computers will be replaced through normal attrition; one of the servers for a local area network likewise needed replacement. The Bank anticipates no other material expense related to their replacement. Likewise, much of the standardized software has been tested and found to be Year-2000 ready. Testing will continue on the remaining software; any versions found to be non-compliant will be replaced. The Bank does not expect that any additional material investment will be required to replace any of the personal-computer hardware or software at this point in time. If it becomes advisable to replace one or more of these systems, the investment would likely be a material amount.

         In addition to computer software, it is possible that computer hardware and other equipment used in the Bank's operations or buildings may have microprocessors with Year-2000 issues. Most of the hardware involved in the Bank's networks and workstations has been replaced over the past several years for reasons unrelated to Year 2000. In addition, surveys have been completed of items such as heating and cooling systems, vault doors, automated teller machines, and security systems. No material investments are expected related to Year-2000 readiness for these ancillary systems.

         Most of the Bank's costs in this effort has involved the time of its existing staff; no one has been hired whose job is primarily related to Year-2000 issues. The Bank does not expect the cost of this project to have a material effect on its financial position or results of operations. The costs of changing to alternate vendors, or replacement of one or more in-house systems, would be material and, while not expected, could be incurred if the testing provides results which are unacceptable to the Bank.

         The Bank's efforts so far have been concentrated on identifying its significant vendors, determining where they are in the process of ensuring their services will be Year-2000 ready, and monitoring their progress. A contingency plan to deal with vendors who may not be ready before Year 2000 or to deal with systems that may unexpectedly fail once Year 2000 arrives has not yet been developed. Such a plan should be completed by the end of second quarter 1999.

         The Bank's operations are very dependent on the availability of utility services such as electrical power and telephone services. The Bank has received only limited information from those service providers about their Year-2000 preparedness so far.

         The Bank operates within the lending and banking community, including the check clearing houses. In common with other financial institutions, it has the inherent risk that a failure of any significant system of interchange among the financial institutions, or the failure of a system within one or more large banks in the Bank's geographic area, could have a material adverse effect on the Bank.

         While the Bank currently believes that Year 2000 will not pose significant operational problems, there can be no assurance that its systems and the systems of other companies on which the Bank relies will be timely converted or that any conversion failures would not have a material impact on the operations of the Bank.

INFLATION AND CHANGING PRICES

         Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets and liabilities of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a bank's performance than does the effect of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

SELECTED FINANCIAL DATA

                                                                                     December 31,
                                                      -------------------------------------------------------------------------
                                                         1998            1997            1996           1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                          $ 489,230,139  $ 445,762,440  $ 416,832,072  $ 361,525,779  $ 306,011,209
Loans outstanding, net, including loans held for sale   386,905,629    360,330,609    332,446,147    302,690,822    249,524,124
Cash and investments                                     87,630,187     71,400,689     73,471,099     49,009,383     45,898,156
Savings deposits                                        312,331,832    296,296,151    267,117,248    220,550,828    166,743,973
Other deposits                                           98,919,316     76,532,403     61,278,247     53,956,008     47,763,256
FHLB advances                                            31,765,000     34,230,000     54,180,000     55,325,000     66,057,000
Stockholders' equity                                     34,661,953     30,651,828     27,396,063     23,673,567     20,835,732

                                                                                Years ended December 31,
                                                      -------------------------------------------------------------------------
                                                             1998           1997           1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------------
Interest income                                       $  39,215,036  $  36,395,958  $  31,851,577  $  26,919,219  $  20,534,302
Interest expense                                        (21,818,674)   (20,589,962)   (18,300,871)   (16,231,748)   (10,775,240)
Net interest income                                      17,396,362     15,805,996     13,550,706     10,687,471      9,759,062
Other income                                              3,230,006      1,706,382      1,641,898      1,645,405      2,449,228
Noninterest expense                                     (11,987,138)    (9,689,756)    (7,532,531)    (6,942,353)    (6,907,986)
Provision for loan losses                                  (750,000)      (976,000)    (1,700,000)      (250,000)      (574,000)
Income before taxes                                       7,889,230      6,846,622      5,960,073      5,140,523      4,726,304
Federal income tax                                       (2,681,534)    (2,327,942)    (2,045,425)    (1,712,778)    (1,595,834)
Net income                                                5,207,696      4,518,680      3,914,648      3,427,745      3,130,470
Return on average assets                                       1.11%          1.05%          1.01%          1.03%          1.09%
Return on average equity                                      15.95%         15.57%         15.33%         15.40%         16.13%

NOTE: EXCEPT FOR THE HISTORICAL INFORMATION IN THIS ANNUAL REPORT, THE MATTERS DESCRIBED HEREIN ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SOME EXAMPLES ARE: THE BANK NECESSARILY BASES SOME OPERATING DECISIONS IN PART ON ITS EXPECTATIONS CONCERNING FUTURE INTEREST RATE CHANGES. THESE CHANGES ARE INHERENTLY UNPREDICTABLE FOR THE BANK. THE BANK'S GOAL OF MOVEMENT TOWARD NONRESIDENTIAL LENDING INCREASES THE RISKS OF LENDING AND MAY NOT BE POSSIBLE DURING PERIODS OF GENERAL ECONOMIC STAGNATION OR DECLINE WITHIN THE PUGET SOUND AREA. SIMILARLY, GROWTH THROUGH INCREASED DEPOSITS WOULD BE ADVERSELY IMPACTED BY ANY GENERAL ECONOMIC DECLINE, AND PROBABLY ALSO BY ANY SUSTAINED PERIODS OF SIGNIFICANT MONETARY INFLATION. EXPECTATIONS CONCERNING Y2K ISSUES COULD BE ADVERSELY IMPACTED BY ANY SIGNIFICANT PROBLEMS AT OTHER INSTITUTIONS, OR WITHIN THE BANKING INDUSTRY GENERALLY, AS WELL AS BY ANY UNFORESEEN PROBLEM DIRECTLY AFFECTING THE BANK. ALSO, THERE ARE OTHER RISKS AND UNCERTAINTIES DISCUSSED FROM TIME TO TIME IN FIRST MUTUAL SAVINGS BANK'S FDIC SECURITIES FILINGS. FIRST MUTUAL SAVINGS BANK DISCLAIMS ANY OBLIGATION PUBLICLY TO ANNOUNCE FUTURE EVENTS OR DEVELOPMENTS WHICH AFFECT THE FORWARD-LOOKING STATEMENTS HEREIN.

FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                            December 31,
                                                                                                 ---------------------------------
ASSETS                                                                                                1998                1997
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
   Interest-earning deposits with banks                                                          $    216,953        $    166,635
   Noninterest-earning demand deposits and cash on hand                                             5,312,192           5,742,530
                                                                                                 ------------        ------------
                                                                                                    5,529,145           5,909,165
Mortgage-backed and other securities available for sale                                            20,336,611           1,334,709
Loans receivable held for sale, fair value of $27,578,835 and $8,421,713                           27,370,815           8,421,713
Mortgage-backed and other securities held to maturity, fair value $62,467,023 and $65,252,724      61,764,431          64,156,815
Loans receivable, net:
   Loans receivable                                                                               365,104,245         356,767,272
   Reserve for loan losses                                                                         (5,569,431)         (4,858,376)
                                                                                                 ------------        ------------
                                                                                                  359,534,814         351,908,896
Accrued interest receivable                                                                         3,311,122           3,148,413
Mortgage servicing rights                                                                             356,585             601,435
Land, buildings, and equipment, net                                                                 5,536,748           5,451,565
Federal Home Loan Bank (FHLB) stock, at cost                                                        4,876,500           4,519,200
Other assets                                                                                          613,368             310,529
                                                                                                 ------------        ------------
TOTAL                                                                                            $489,230,139        $445,762,440
                                                                                                 ============        ============
LIABILITIES AND STOCKHOLDERS'  EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Deposits:
       Investor custodial checking                                                               $  8,146,226        $  6,194,110
       Money market deposit and checking accounts                                                  90,773,090          70,338,293
       Regular savings                                                                             12,247,457          14,649,485
       Time deposits                                                                              300,084,375         281,646,666
                                                                                                 ------------        ------------
          Total deposits                                                                          411,251,148         372,828,554

   Drafts payable                                                                                   4,382,611           1,863,744
   Accounts payable and other liabilities                                                           5,465,700           4,437,700
   Advance payments by borrowers for taxes and insurance                                            1,517,253           1,587,278
   FHLB advances                                                                                   31,765,000          34,230,000
   Federal income taxes                                                                               186,474             163,336
                                                                                                 ------------        ------------
          Total liabilities                                                                       454,568,186         415,110,612

Stockholders' equity:
   Common stock, $1 par value - Authorized,
       10,000,000 shares; issued and outstanding,
       4,247,275 and 4,125,227 shares                                                               4,247,275           4,125,227
   Additional paid-in capital                                                                      25,848,681          24,882,773
   Employee Stock Ownership Plan debt                                                                (603,738)           (871,570)
   Retained earnings                                                                                5,181,720           2,520,178
   Accumulated other comprehensive loss:
       Unrealized loss on securities available for sale,
          net of federal income tax                                                                   (11,985)             (4,780)
                                                                                                 ------------        ------------
          Total stockholders' equity                                                               34,661,953          30,651,828
                                                                                                 ------------        ------------
TOTAL                                                                                            $489,230,139        $445,762,440
                                                                                                 ============        ============

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
INCOME

                                                                                  Years ended December 31,
                                                                         ------------------------------------------------
                                                                            1998              1997              1996
-------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans receivable                                                      $34,518,508       $31,201,837        $27,840,938
   Mortgage-backed and related securities                                  1,651,771         2,069,627          2,491,470
   U.S. treasury, government agency, and other securities                  2,624,756         2,322,780          1,166,091
   Interest-earning deposits with banks                                       62,476           470,254             40,752
   FHLB stock dividends                                                      357,525           331,460            312,326
                                                                         -----------       -----------        -----------
                                                                          39,215,036        36,395,958         31,851,577

INTEREST EXPENSE:
   Deposits                                                               19,879,653        17,779,162         14,873,814
   FHLB advances and other                                                 1,939,021         2,810,800          3,427,057
                                                                         -----------       -----------        -----------
                                                                          21,818,674        20,589,962         18,300,871
                                                                         -----------       -----------        -----------
      Net interest income                                                 17,396,362        15,805,996         13,550,706

PROVISION FOR LOAN LOSSES                                                    750,000           976,000          1,700,000
                                                                         -----------       -----------        -----------
      Net interest income after provision for loan losses                 16,646,362        14,829,996         11,850,706

OTHER OPERATING INCOME (EXPENSE):
   Servicing fees, net of amortization                                       473,678           805,049            878,819
   Gain on sales of loans                                                  1,753,397           140,161            199,593
   Fees on deposit services                                                  207,948           167,107            159,926
   Other                                                                     794,983           594,065            403,560
                                                                         -----------       -----------        -----------
      Total other operating income                                         3,230,006         1,706,382          1,641,898

OTHER OPERATING EXPENSES:
   Salaries and employee benefits                                          7,500,148         5,958,712          4,603,003
   Occupancy                                                               1,378,519         1,164,847            830,870
   Other                                                                   3,108,471         2,566,197          2,098,658
                                                                         -----------       -----------        -----------
      Total other operating expenses                                      11,987,138         9,689,756          7,532,531
                                                                         -----------       -----------        -----------

Income before federal income taxes                                         7,889,230         6,846,622          5,960,073

FEDERAL INCOME TAXES:
   Current                                                                 3,206,350         2,602,726          2,396,544
   Deferred                                                                 (524,816)         (274,784)          (351,119)
                                                                         -----------       -----------        -----------
                                                                           2,681,534         2,327,942          2,045,425
                                                                         -----------       -----------        -----------

NET INCOME                                                               $ 5,207,696       $ 4,518,680        $ 3,914,648
                                                                         ===========       ===========        ===========
PER SHARE DATA(1)
   Basic earnings per common share                                             $1.24             $1.11              $0.97
                                                                         ===========       ===========        ===========
   Earnings per common share - assuming dilution                               $1.20             $1.07              $0.94
                                                                         ===========       ===========        ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                                        4,215,764         4,062,824          4,043,985
                                                                         ===========       ===========        ===========
WEIGHTED AVERAGE SHARES OUTSTANDING
   INCLUDING DILUTIVE STOCK OPTIONS                                        4,327,378         4,234,677          4,165,432
                                                                         ===========       ===========        ===========

(1) Comparative EPS data for all years presented conforms with Statement of Financial Accounting Standards (SFAS) No. 128.

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1998, 1997, and 1996
                                                                                            Employee
                                                                                              Stock       Accumulated
                                         Common stock(2)       Additional                   Ownership    comprehensive
                                    -----------------------      paid-in       Retained        Plan         income
                                     Shares        Amount      capital(2)      earnings    (ESOP) debt    (loss)(4)      Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, January 1, 1996           3,058,558    $ 3,058,558   $ 13,867,953   $  8,007,740  $ (1,193,452)   $(67,232)   $23,673,567
   Options exercised                  10,040         10,040         60,035                                                  70,075
   20% stock dividend                611,543        611,543      6,013,502     (6,625,045)
   Repayment of ESOP debt                                                                       169,341                    169,341
   Cash dividends declared
      ($0.12 per share(3))                                                       (492,048)                                (492,048)
   Comprehensive income:
      Net income                                                                3,914,648                                3,914,648
      Other comprehensive
         income (loss) - Change in
         unrealized loss on
         securities available for
         sale, net of federal
         income tax(5)                                                                                       60,480         60,480
                                                                                                                       -----------
       Total comprehensive income                                                                                        3,975,128
                                   ---------    -----------   ------------   ------------  ------------    --------    -----------
BALANCE, December 31, 1996         3,680,141      3,680,141     19,941,490      4,805,295    (1,024,111)     (6,752)    27,396,063

   Options exercised                  76,890         76,890        552,607                                                 629,497
   10% stock dividend                368,196        368,196      4,388,676     (4,756,872)
   Repayment of ESOP debt                                                                       152,541                    152,541
   Cash dividends declared
      ($0.50 per share(3))                                                     (2,046,925)                              (2,046,925)
   Comprehensive income:
       Net income                                                               4,518,680                                4,518,680
       Other comprehensive
         income (loss) - Change in
          unrealized loss on
          securities available for
          sale, net of federal
          income tax(5)                                                                                       1,972          1,972
                                                                                                                       -----------
       Total comprehensive income                                                                                        4,520,652
                                   ---------    -----------   ------------   ------------  ------------    --------    -----------
BALANCE, December 31, 1997         4,125,227      4,125,227     24,882,773      2,520,178      (871,570)     (4,780)    30,651,828

    Options  exercised               122,048        122,048        965,908                                               1,087,956
    Repayment of ESOP debt                                                                      267,832                    267,832
    Cash dividends declared
       ($0.60 per share(3))                                                    (2,546,154)                              (2,546,154)
    Comprehensive income:
       Net income                                                               5,207,696                                5,207,696
       Other comprehensive
          income (loss) - Change in
          unrealized loss on
          securities available for
          sale, net of federal
          income tax(5)                                                                                      (7,205)        (7,205)
                                                                                                                       -----------
    Total comprehensive income                                                                                           5,200,491
                                   ---------    -----------   ------------   ------------  ------------    --------    -----------
BALANCE, December 31, 1998         4,247,275    $ 4,247,275   $ 25,848,681   $  5,181,720  $   (603,738)   $(11,985)   $34,661,953
                                   =========    ===========   ============   ============  ============    ========    ===========

(2) The amount of common stock issued and outstanding for 1996 and 1997 has been adjusted to show the effect of the three-for-two stock split paid November 5, 1977.

(3) Cash dividends declared divided by weighted average shares outstanding of 4,043,985 in 1996, 4,062,824 in 1997, and 4,215,764 in 1998.

(4) Income tax benefit netted against accumulated comprehensive losses were $3,478, $2,462, and $6,174 for the years ended December 31, 1996, 1997, and
    1998, respectively.

(5) There were no reclassification adjustments to other comprehensive income
    (loss).

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
CASH FLOWS

                                                                                        Years Ended December 31,
                                                                          ------------------------------------------------
OPERATING ACTIVITIES:                                                         1998                 1997               1996
--------------------------------------------------------------------------------------------------------------------------
    Net Income                                                            $ 5,207,696     $   4,518,680       $  3,914,648
    Adjustments to reconcile net income to net cash
          provided (used) by operating activities:
       Provision for loan losses                                              750,000           976,000          1,700,000
       Depreciation                                                           545,020           428,075            288,078
       Deferred loan origination fees, net of accretion                       171,310          (173,756)            13,650
       Amortization of mortgage servicing rights                              268,257           250,270            249,942
       Loss (gain) on sales of loans                                       (1,938,900)         (140,161)          (199,593)
       Loss (gain) on securities available for sale                                                (753)
       Loss (gain) on sale of repossessed real estate                         (46,332)
       FHLB stock dividends                                                  (357,300)         (331,300)          (312,100)
       Deferred federal income tax provision (benefit)                       (524,816)         (274,784)          (351,119)
       Cash provided (used) by changes in
             operating assets and liabilities:
          Loans receivable held for sale                                  (18,949,102)        4,023,464         (8,604,685)
          Accrued interest receivable                                        (162,709)         (315,268)          (424,605)
          Other assets                                                       (302,839)           24,512           (153,867)
          Drafts payable                                                    2,518,867          (397,925)            92,511
          Accounts payable and other liabilities                              659,679           170,088           (236,612)
          Advance payments by borrowers for
             taxes and insurance                                              (70,025)           71,858           (125,383)
          Federal income taxes                                                547,954           (26,634)           (50,218)
                                                                        -------------     -------------      -------------
    Net cash provided (used) by operating activities                      (11,683,240)        8,802,366         (4,199,353)

INVESTING ACTIVITIES:
--------------------------------------------------------------------------------------------------------------------------
    Loan originations                                                    (162,849,964)     (119,652,687)      (102,008,271)
    Loan principal repayments                                             137,747,107        84,331,634         63,789,062
    Increase in undisbursed loan proceeds                                   6,830,982         2,650,908          4,464,973
    Principal repayments on mortgage-backed and other securities           61,066,514        22,491,981         20,586,120
    Purchase of mortgage-backed and other securities held to maturity     (50,178,401)      (28,644,099)       (24,018,125)
    Purchase of mortgage-backed securities available for sale             (17,881,548)
    Purchase of premises and equipment                                       (675,318)       (3,031,631)          (551,387)
    Proceeds from sale of loans                                             2,341,219
    Proceeds from sale of securities available for sale                                           6,090
    Proceeds from sale of real estate held for sale                           418,743            59,130             82,580
                                                                        -------------     -------------      -------------
    BALANCE, net cash used by investing activities,                       (23,180,666)      (41,788,674)       (37,655,048)
        CARRIED FORWARD

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                          Years ended December 31,
                                                                             --------------------------------------------
                                                                                  1998            1997          1996
Net cash used by investing activities, BROUGHT FORWARD                       $ (23,180,666) $ (41,788,674) $ (37,655,048)

FINANCING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
    Net increase in deposit accounts                                            18,620,774     26,635,899     38,910,982
    Interest credited to deposit accounts                                       19,801,820     17,797,160     14,977,678
    Proceeds from FHLB advances                                                212,647,000     40,693,000    198,618,000
    Repayment of FHLB advances                                                (215,112,000)   (60,643,000)  (199,763,000)
    Dividends paid                                                              (2,283,821)      (520,655)      (981,089)
    Proceeds from exercise of stock options                                        542,281        629,497         70,075
    Repayment of Employee Stock Ownership Plan debt                                267,832        152,541        169,341
                                                                             -------------  -------------  -------------
    Net cash provided by financing activities                                   34,483,886     24,744,442     52,001,987
                                                                             -------------  -------------  -------------
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                                          (380,020)    (8,241,866)    10,147,586
CASH AND CASH EQUIVALENTS:
    Beginning of year                                                            5,909,165     14,151,031      4,003,445
                                                                             -------------  -------------  -------------
    End of year                                                              $   5,529,145  $   5,909,165  $  14,151,031
                                                                             =============  =============  =============
SUPPLEMENTAL DISCLOSURES OF CASH
       FLOW INFORMATION:
    Loans originated for mortgage banking activities                         $ 217,334,219  $  93,553,864  $  86,926,387
    Loans originated for investment activities                                 162,849,964    119,652,687    102,008,271
                                                                             -------------  -------------  -------------
    Total loans originated for mortgage banking
       activities and investment activities                                  $ 380,184,183  $ 213,206,551  $ 188,934,658
                                                                             =============  =============  =============
    Proceeds from sales of loans held for sale                               $ 198,385,117  $  97,577,328  $  87,209,791
                                                                             =============  =============  =============
    Cash paid during the year for:
       Interest                                                              $  21,712,686  $  20,673,000  $  18,294,131
                                                                             =============  =============  =============
       Income taxes                                                          $   2,110,000  $   2,305,030  $   2,460,200
                                                                             =============  =============  =============
 SUPPLEMENTAL DISCLOSURES OF NONCASH
       INVESTING ACTIVITIES:
    Loans transferred to real estate held for sale, net                      $      21,922  $              $      58,132
                                                                             =============  =============  =============
    Loans securitized into securities held to maturity
        and available for sale                                               $   9,574,060  $              $  10,802,360
                                                                             =============  =============  =============

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY CONSOLIDATED STATEMENTS
NOTES

Years ended December 31, 1998, 1997, and 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The consolidated financial statements include the accounts of First Mutual Savings Bank and its wholly owned subsidiary, First Mutual Services, Inc. (collectively, the Bank). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

NATURE OF BUSINESS: The Bank is a community oriented savings bank offering a variety of savings products to retail customers while concentrating its lending activities on housing and commercial real estate loans. The Bank conducts business from its main office in Bellevue, Washington, and its nine branches in the greater Puget Sound area. The Bank accepts deposits from the general public and provides lending services to citizens of the Eastside and the I-5 corridor stretching from Bellingham, Washington, to Portland, Oregon. In addition to portfolio lending, the Bank operates a mortgage banking operation, which encompasses the selling of primarily fixed-rate loans in the secondary mortgage market. The Bank generally retains the servicing of the loans sold (i.e., collection of principal and interest payments) for which it receives a monthly fee based on the unpaid balances of the sold loans.

CASH AND CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Bank considers all deposits and investment securities with an original term to maturity of three months or less to be cash equivalents.

SECURITIES: The Bank classifies its securities at acquisition into three categories: held to maturity, available for sale, or held for trading. Securities are classified as held to maturity when the Bank has the ability and positive intent to hold them to maturity. Securities classified as available for sale are maintained for future liquidity requirements and may be sold prior to maturity. The Bank did not have securities classified as held for trading during 1998, 1997, and 1996.

Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized losses on securities held to maturity caused by fluctuations in fair value are recognized when it is determined that an other-than-temporary decline in value has occurred. Unrealized gains and losses on securities available for sale are excluded from earnings and are reported net of tax as a separate component of comprehensive income until realized. Realized gains and losses on sale are computed on the specific identification method and are included in operations on the date sold.

LOANS RECEIVABLE, LOANS RECEIVABLE HELD FOR SALE, AND RESERVE FOR LOAN
LOSSES: Loans receivable are stated at unpaid principal balances less the reserve for loan losses and deferred loan origination fees. Mortgage loans securitized and transferred into the security portfolio are transferred at amortized cost.

The reserve for loan losses is maintained at a level that is sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. This reserve is provided for based upon management's continuing analysis of the factors underlying the quality of the loan portfolio.

For income property and business loans, the Bank evaluates loan quality on an individual basis and assigns an appropriate grade. The grades range from 3-or-better, for the better quality loans, to grades 4, 5, and 6 for loans with potential problems. Loss reserves are then computed on the loan balance for each grade using ratios developed from the Bank's historical loss experience. For the residential and consumer loans, the Bank computes loss reserves on a portfolio-wide basis, but provides higher reserves for specific loans that are delinquent or are known to have problems.

The Bank then considers other factors in evaluating the adequacy of the reserve for loan losses. These factors include: changes in the size and composition of the loan portfolio; actual loan loss experience; current and anticipated economic conditions; detailed analysis of individual loans for which full collectibility may not be assured; and determination of the existence and realizable value of the collateral and guarantees securing the loans. The reserve is based upon factors and trends identified by management at the time financial statements are prepared. The ultimate recovery of loans is susceptible to future market factors beyond the Bank's control, which may result in losses or recoveries differing significantly from those provided in the financial statements.

The Bank also evaluates income property and business loans for impairment on an individual basis. A loan is considered impaired when it is probable that a creditor will not collect all amounts due (principal and interest) under the terms of a loan agreement. The valuation of impaired loans is based on the present value of expected future cash flows using the loan's effective interest rate or the loan's observable market price or fair value of the collateral, if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds market price or the fair value of the collateral is included in the Bank's allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged off. The remaining groups of smaller-balance homogeneous loans are evaluated collectively for impairment.

Mortgage loans originated and held for sale are carried at the lower of aggregate cost of estimated fair value. Net unrealized losses on loans receivable held for sale are recognized in a valuation allowance by charges to operations.

REAL ESTATE HELD FOR SALE (INCLUDED IN OTHER ASSETS): Real estate held for sale includes properties acquired through foreclosure. These properties are initially recorded at the lower of cost or fair value and are subsequently evaluated to determine that the carrying value does not exceed the then current fair value of the property. Losses that result from ongoing periodic valuation of these properties are charged to operations in the period in which they are identified. The amounts the Bank will ultimately recover from real estate held for sale may differ substantially from the carrying value of the assets because of future market factors beyond the Bank's control.

                 NOTE 1 CONTINUED ON NEXT PAGE.

LAND, BUILDINGS, AND EQUIPMENT: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

       Buildings and improvements           15 to 40 years
       Leasehold improvements                5 to 20 years
       Furniture, fixtures, and equipment    1 to 20 years

The Bank follows the policy of capitalizing expenditures for betterments and major renewals, and expenses ordinary maintenance and repairs as incurred.

MORTGAGE SERVICING RIGHTS: Originated servicing rights are recorded when mortgage loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. The total cost of the mortgage loans is allocated between servicing rights and the loans (without the servicing rights) based on their relative fair values. The cost relating to the mortgage servicing rights is capitalized and amortized in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

In order to determine the fair value of servicing rights, the Bank uses a valuation model that calculates the present value of future cash flows. Assumptions used in the valuation model include market discount rates and anticipated prepayment speeds. The prepayment speeds are based on loan prepayment forecasts derived from the consensus of investment banking firms as reported by on-line fixed-income quotation systems. In addition, the Bank uses estimates of the cost of servicing per loan, an inflation rate, ancillary income per loan, and default rates.

The Bank assesses impairment of the capitalized mortgage servicing rights based on recalculations of the present value of remaining future cash flows using updated market discount rates and prepayment speeds. Subsequent loan prepayments and changes in prepayment assumptions in excess of those forecasted can adversely impact the carrying value of the servicing rights. Impairment is assessed on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. The servicing rights are stratified based on the predominant risk characteristics of the underlying loans: fixed-rate loans and adjustable-rate loans.

EMPLOYEE STOCK OWNERSHIP PLAN: The Bank sponsors a leveraged Employee Stock Ownership Plan (ESOP). Statement of Position (SOP) No. 93-6, EMPLOYERS' ACCOUNTING FOR EMPLOYEE STOCK OWNERSHIP PLANS, was effective for the Bank as of January 1994. As is allowed under SOP No. 93-6, the Bank continues to account for ESOP transactions for shares purchased by the ESOP prior to 1994 under SOP No. 76-3. Accordingly, the Bank records compensation expense based on the amounts contributed by the Bank to the ESOP and includes unallocated ESOP shares as outstanding for purposes of its earnings per share calculation.

ESOP stock purchases have been insignificant since January 1994. At such time that the ESOP purchases material amounts of stock in future periods, such transactions will be accounted for in accordance with the provisions of SOP No. 93-6 as described below.

Under SOP No. 93-6, as shares are released from collateral, compensation expense is recorded equal to the then current market price of the shares, and the shares become outstanding for purposes of earnings-per-share calculations. Stock and cash dividends on allocated shares are recorded as a reduction of retained earnings and paid directly to plan participants or distributed directly to participants' accounts. Cash dividends on unallocated shares are recorded as a reduction of debt and accrued interest. Stock dividends on unallocated shares are recorded as an increase to the unearned shares issued to the employee stock ownership trust contra-equity account and distributed to participants over the remaining debt service period.

STOCK OPTION PLAN: In October 1995, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The statement requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) application of the "fair value" recognition provisions in the statement. SFAS No. 123 does not rescind or interpret the existing accounting rules for employee stock-based arrangements. Companies may continue following those rules to recognize and measure compensation as outlined in Accounting Principles Board Opinion (APBO) No. 25, but they will now be required to disclose the pro forma amounts of net income and earnings per share that would have been reported had they elected to follow the fair value recognition provisions of SFAS No. 123. Effective January 1, 1996, the Bank adopted the disclosure requirements of SFAS No. 123, but has determined that it will continue to measure its employee stock-based compensation arrangements under the provisions of APBO No. 25.

INCOME TAXES: The Bank files a consolidated tax return which includes income earned by its subsidiary. The Bank accounts for income taxes on the liability method. The liability method recognizes the amount of tax currently payable and deferred at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax law and rates.

LOAN FEE INCOME AND INTEREST INCOME ON LOANS RECEIVABLE: Loan origination fees and certain direct loan origination costs related to loan origination activities are deferred. Net deferred fees are amortized into income over the contractual or actual life of the loan as an adjustment to the loan yield. Net deferred fees related to loans sold are recognized in income at the time the loans are sold.

Interest income is accrued on loans receivable until management doubts the collectibility of the loan or the unpaid interest, at which time the Bank establishes a reserve for any accrued interest.

INTEREST RATE RISK MANAGEMENT: The Bank may hedge certain mortgage banking transactions with purchased option contracts and forward sales commitments. Net gains or losses on these options are considered in the Bank's calculation of the lower of cost or fair value for loan receivables held for sale.

EARNINGS PER SHARE (EPS) DATA: The Bank displays basic and diluted EPS in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted-average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 13.

                 NOTE 1 CONTINUED ON NEXT PAGE.

New accounting standards:

     REPORTING COMPREHENSIVE INCOME: Effective January 1, 1998, the Bank adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME. Comprehensive income is comprised of net income and all other changes to stockholders' equity, except those due to investments by owners (paid-in capital) and distributions to owners (dividends). For First Mutual Savings Bank, comprehensive income consists solely of net income and unrealized gains and losses on securities available for sale for the years ended December 31, 1998, 1997, and 1996. As is allowed under SFAS No. 130, the Bank disclosed this information in the statement of stockholders' equity. Comprehensive income was not materially different from reported net income for all periods presented.

     SEGMENT REPORTING. In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Bank adopted SFAS No. 131 starting with this annual financial statement and has provided information on segments in Note 21. The adoption of this standard does not have any impact on the results of operations or financial condition of the Bank.

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity should recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation.

     This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, and will be adopted by the Bank starting on January 1, 2000. The adoption of this standard is not anticipated to have a material impact on the results of operations or financial condition of the Bank.

     ACCOUNTING FOR MORTGAGE-BACKED SECURITIES: SFAS No. 65, ACCOUNTING FOR CERTAIN MORTGAGE BANKING ACTIVITIES, as amended by SFAS No. 115 and 125, required that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. In October 1998, the FASB issued SFAS No. 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE. SFAS No. 134 further amends SFAS No. 65 to require that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities should classify the resulting retained mortgage-backed securities using the classification criteria in SFAS No. 115 (i.e., held-to-maturity, available-for-sale, or trading). However, a mortgage banking entity must classify as trading any retained mortgage-backed securities described above that it has committed to sell before or during the securitization process. This statement is effective for fiscal quarters beginning after December 15, 1998. The adoption of this standard is not anticipated to have a material impact on the results of operations or financial condition of the Bank.

NOTE 2. RESERVE BALANCES

The Bank is required to maintain an average reserve balance of $25,000 in its account with the Federal Reserve. For the years ended December 31, 1998 and 1997, the Bank complied with this requirement.

NOTE 3: MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale at December 31, 1998 and 1997, are summarized as follows:


                                            Gross      Gross
                               Amortized  unrealized unrealized  Estimated
                                 cost        gains     losses    fair value
---------------------------------------------------------------------------
   1998: FHLMC securities     $   648,646   $17,941   $         $   666,587
         FNMA securities       17,679,888    35,825    41,675    17,674,038
         GNMA securities        1,996,385                 399     1,995,986
                              -----------   -------   -------   -----------
                              $20,324,919   $53,766   $42,074   $20,336,611
                              -----------   -------   -------   -----------
                              -----------   -------   -------   -----------
   1997: FHLMC securities     $ 1,280,011   $54,698   $         $ 1,334,709
                              -----------   -------   -------   -----------
                              -----------   -------   -------   -----------

Proceeds from the sale of securities available for sale during 1998, 1997, and 1996, were $-0-, $6,090, and $-0-, respectively. Gross gains on those sales were $-0-, $753, and $-0-, respectively. No gross losses were realized on sales during 1998, 1997, or 1996. The securities available for sale at December 31, 1998 have contractual maturities of over 10 years.

NOTE 4: MORTGAGE-BACKED AND OTHER SECURITIES HELD TO MATURITY

The amortized cost and estimated fair value of mortgage-backed and other securities are summarized as follows:


                                                         Gross       Gross
                                           Amortized  unrealized  unrealized   Estimated
                                             cost        gains      losses    fair value
----------------------------------------------------------------------------------------
December 31, 1998:
  FNMA certificates                      $14,241,885  $  238,948  $  14,235  $14,466,598
  FHLMC certificates                       3,555,875      14,470      4,180    3,566,165
  U.S. government agency securities       38,643,616     656,784    151,235   39,149,165
  Merrill Lynch corporate bond             2,544,950                 33,450    2,511,500
  Municipal bonds                            627,083                 36,313      590,770
  REMICs                                   1,151,194      31,631               1,182,825
  U.S. treasury securities                   999,828         172               1,000,000
                                         -----------  ----------  ---------  -----------
                                         $61,764,431  $  942,005  $ 239,413  $62,467,023
                                         ===========  ==========  =========  ===========
December 31, 1997:
  FNMA certificates                      $11,746,070  $  499,055  $  26,981  $12,218,144
  FHLMC certificates                       5,976,663     138,248     12,730    6,102,181
  U.S. government agency securities       41,132,201     493,718     26,473   41,599,446
  REMICs                                   4,305,099      44,672      9,618    4,340,153
  U.S. treasury securities                   996,782                  3,982      992,800
                                         -----------  ----------  ---------  -----------
                                         $64,156,815  $1,175,693  $  79,784  $65,252,724
                                         ===========  ==========  =========  ===========

The amortized cost and estimated fair value of mortgage-backed and other securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                               Amortized      Estimated
                                                 cost         fair value
------------------------------------------------------------------------
  Due within one year                        $ 2,026,184     $ 2,025,541
  Due after one year through five years       25,343,118      25,980,611
  Due after five years through ten years      19,645,588      19,484,554
  Due after ten years                         14,749,541      14,976,317
                                             -----------     -----------
                                             $61,764,431     $62,467,023
                                             ===========     ===========

NOTE 5: LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD FOR SALE

Loans receivable consisted of the following as of December 31:

                                           1998             1997
----------------------------------------------------------------
 Real estate
    Single-family residential          $ 95,807,396     $117,285,036
    Single-family construction           38,640,163       31,824,937
    Income property:
      Commercial construction            12,740,000        5,426,694
      Commercial real estate            121,257,209      105,012,231
      Multifamily construction            9,260,369        7,242,625
      Multifamily residential           118,014,727      101,316,828
 Consumer and other loans                17,464,747       11,831,077
 Business loans                           2,629,590        1,583,111
                                       ------------     ------------
                                        415,814,201      381,522,539
 Less:
    Deferred loan origination fees       (1,574,473)      (1,399,868)
    Undisbursed loan proceeds           (21,764,668)     (14,933,686)
    Reserve for loan losses              (5,569,431)      (4,858,376)
                                       ------------     ------------
                                        386,905,629      360,330,609
 Loans receivable held for sale         (27,370,815)      (8,421,713)
                                       ------------     ------------
 Loans receivable, net                 $359,534,814     $351,908,896
                                       ============     ============

A substantial portion of the Bank's revenues are derived from the origination of loans in the Puget Sound region of Washington State. The customers' ability to honor their commitments to repay such loans is dependent upon the region's economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

Single-family residential, permanent, and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 1998:


                                    King       Snohomish         Pierce      Whatcom
                                   County        County          County       County      Oregon         Other       Total
-------------------------------------------------------------------------------------------------------------------------------
Income property:
  Commercial construction       $  3,950,000   $ 4,650,000    $ 4,140,000  $            $             $            $ 12,740,000
  Commercial real estate          68,857,448    14,803,879      9,011,685    3,305,764   12,482,384    12,796,049   121,257,209
  Multifamily construction         4,386,500                    1,770,000    1,260,000      350,000     1,493,869     9,260,369
  Multifamily residential         63,142,502     6,906,315     18,095,219    7,706,947    6,163,111    16,000,633   118,014,727
                                ------------   -----------    -----------  -----------  -----------   -----------  ------------
                                $140,336,450   $26,360,194    $33,016,904  $12,272,711  $18,995,495   $30,290,551  $261,272,305
                                ============   ===========    ===========  ===========  ===========   ===========  ============

The Bank originates both adjustable and fixed interest rate loans. At December 31, 1998, the composition of those loans was as follows:



Term to maturity or rate adjustment       Fixed rate     Adjustable rate     Total
--------------------------------------------------------------------------------------
  Due within one year                     $ 8,325,424     $267,654,398    $275,979,822
  After one but within three years          1,058,061       23,681,909      24,739,970
  After three but within five years         2,984,588       22,663,945      25,648,533
  After five but within ten years           8,695,748        6,825,104      15,520,852
  After ten years                          44,748,969          267,483      45,016,452
                                          -----------     ------------    ------------
                                          $65,812,790     $321,092,839    $386,905,629
                                          ===========     ============    ============

Single-family adjustable-rate loans have both period and lifetime adjustment limitations. Income property adjustable-rate loans typically only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or five-year Treasury constant maturity or the Federal Home Loan Bank's 11th District cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

                    NOTE 5 CONTINUED ON NEXT PAGE.

An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:

                                    1998           1997         1996
----------------------------------------------------------------------
 Balance, beginning of year      $4,858,376    $3,882,376   $2,223,342
   Provision for loan losses        750,000       976,000    1,700,000
   Writeoffs                        (38,945)                   (40,966)
                                 ----------    ----------   ----------
 Balance, end of year            $5,569,431    $4,858,376   $3,882,376
                                 ==========    ==========   ==========

The Bank had the following nonperforming loans (loans over 90 days delinquent) as of December 31:

                                       1998           1997
------------------------------------------------------------
Nonperforming loans                  $298,503       $674,188
                                     ========       ========
Percentage of total loans                0.08%          0.19%
                                     ========       ========

The Bank had no impaired loans (previously discussed in the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES) during the years and at year-end 1998, 1997, and 1996.

The Bank serviced loans owned by other investors with aggregate principal balances of $268,246,425 and $379,197,613 as of December 31, 1998, and 1997,
respectively.

Outstanding commitments to borrowers for loans totalled $65,071,309 and $39,847,100 at December 31, 1998 and 1997, respectively. Outstanding commitments to sell loans to investors, which totalled $34,811,000 and $11,135,000 at December 31, 1998 and 1997, respectively, hedge against interest rate fluctuations from the time of loan commitment until the date at which loans are sold, which is generally within 60 days.

Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the borrower. Collateral held includes residential and income producing properties.

NOTE 6: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:

                                                           1998         1997
------------------------------------------------------------------------------
Loans receivable                                        $2,359,489  $2,357,278
Mortgage-backed securities available for sale              113,668      16,067
Mortgage-backed and other securities held to maturity      837,965     775,068
                                                        ----------  ----------
                                                        $3,311,122  $3,148,413
                                                        ==========  ==========

NOTE 7: MORTGAGE SERVICING RIGHTS AND SERVICING FEES

Changes in the mortgage servicing rights balance for the years ended
December 31:

                                   1998          1997
-------------------------------------------------------
Balance, beginning of year      $ 601,435     $ 706,409
  Additions                       197,054       145,296
  Sales                          (173,647)
  Amortization                   (185,759)     (212,542)
  Provision for impairment        (82,498)      (37,728)
                                ---------     ---------
Balance, end of year            $ 356,585     $ 601,435
                                =========     =========

Changes in the valuation for impairment of mortgage servicing rights for the years ended December 31:


                                  1998        1997        1996
----------------------------------------------------------------
Balance, beginning of year      $ 37,728     $           $     -
  Additions                       82,498      37,728
  Recoveries
  Direct writedowns
                                --------     -------     -------
Balance, end of year            $120,226     $37,728     $
                                ========     =======     =======


                   NOTE 7 CONTINUED ON NEXT PAGE.

Servicing fee income, net of amortization, consisted of the following for the years ended December 31:

                                                           1998                1997                  1996
---------------------------------------------------------------------------------------------------------------
   Servicing fees                                     $   741,935           $ 1,055,319           $ 1,128,761
   Amortization and provision for impairment
    of mortgage servicing rights                         (268,257)             (250,270)             (249,942)
                                                      -----------           -----------           -----------
   Loan servicing fees, net                           $   473,678           $   805,049           $   878,819
                                                      ===========           ===========           ===========

At December 31, 1998, the Bank had a contract to sell mortgage servicing rights in 1999, at specific rates to a single purchaser, of up to $180 million of loans originated and sold to investors. The Bank believes that it can sell the mortgage servicing rights to other buyers in the event of default by the purchaser and therefore does not anticipate any loss resulting from nonperformance of the contract.

NOTE 8: LAND, BUILDINGS, AND EQUIPMENT

The following is a summary of land, buildings, and equipment at December 31:

                                                                1998              1997
------------------------------------------------------------------------------------------
   Land                                                     $1,921,349          $1,859,757
   Buildings                                                 3,580,105           3,444,519
   Furniture, fixtures, and equipment                        2,390,291           2,030,391
   Leasehold improvements                                      527,449             454,324
                                                            ----------          ----------
                                                             8,419,194           7,788,991
   Less accumulated, depreciation and amortization           2,882,446           2,337,426
                                                            ----------          ----------
                                                            $5,536,748          $5,451,565
                                                            ==========          ==========

The Bank leases six of its office locations under operating leases. Total lease obligations are as follows:

                                            1999                                $  308,792
                                            2000                                   206,035
                                            2001                                    51,428
                                            2002                                    22,905
                                            2003                                     1,913
                                                                                ----------
                                                                                $  591,073
                                                                                ==========

Total lease expenses were $338,871, $307,349, and $258,371, for the years ended December 31, 1998, 1997, and 1996, respectively.

NOTE 9: DEPOSITS

Deposits consisted of the following at December 31:

                                                    Weighted
                                                 average rate at          1998                     1997
                                                    December 31,   -----------------------    ----------------------
Terms                                                  1998          Amount            %         Amount          %
--------------------------------------------------------------------------------------------------------------------
   Money market deposit and checking accounts,
     including noninterest-bearing deposits of
     $13,775,959 (1998) and $9,648,321 (1997)          3.1%       $ 98,919,316       24.0%   $ 76,532,403      20.5%

       Regular savings                                 3.0          12,247,457        3.0      14,649,485       3.9

       Time deposits:
         1 to 6 month                                  4.8          30,246,949        7.4      31,589,955       8.5
         7 to 12 month                                 5.4         145,937,279       35.5     158,472,941      42.5
         13 to 18 month                                5.4          75,458,401       18.3      56,998,486      15.3
         2 to 10 year                                  5.9          48,441,746       11.8      34,585,284       9.3
                                                                  ------------      -----    ------------     -----
       Total time deposits                             5.4         300,084,375       73.0     281,646,666      75.6
                                                                  ------------      -----    ------------     -----
       Total deposits                                  4.8%       $411,251,148      100.0%   $372,828,554     100.0%
                                                                  ============      =====    ============     =====

                              NOTE 9 CONTINUED ON NEXT PAGE,

Deposits at December 31, 1998 and 1997, included public funds of $7,134,255 and $4,324,511, respectively. Mortgage-backed securities with a book value of $1,255,260 and $422,677 were pledged as collateral on these deposits at December 31, 1998 and 1997, respectively, which exceeds the minimum collateral requirements established by the Washington Public Deposit Protection Commission.

As of December 31, 1998, scheduled maturities of time deposits were as follows;

             Year ending December 31,
             ------------------------
                        1999                                $227,970,653
                        2000                                  50,207,079
                        2001                                   7,881,732
                        2002                                   7,558,482
                        2003                                   4,433,680
                     Thereafter                                2,032,749
                                                            ------------
                                                            $300,084,375
                                                            ============

Included in deposits are time deposits greater than or equal to $100,000 of $98,656,486 and $87,440,088 at December 31, 1998 and 1997, respectively.
Interest on time deposits greater than or equal to $100,000 totalled $5,229,314, $4,506,761, and $4,021,328 for the years ended December 31, 1998, 1997, and
1996, respectively.

Deposit interest expense by type for the years ended December 31 was as follows:

                                                                                  1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
  Time deposits                                                               $16,672,427     $15,065,475    $12,360,714
  Money market deposit and checking                                             2,802,074       2,187,329      1,883,455
  Regular savings                                                                 405,152         526,358        629,645
                                                                              -----------     -----------    -----------
                                                                              $19,879,653     $17,779,162    $14,873,814
                                                                              ===========     ===========    ===========

NOTE 10. FHLB ADVANCES

The Bank's borrowings consisted of the following at December 31:

                                                                                  1998          1997
--------------------------------------------------------------------------------------------------------
  FHLB advances                                                                $31,765,000   $34,230,000
                                                                               ===========   ===========
  FHLB advances:
     Maximum outstanding at any month end                                      $39,755,000   $54,180,000
     Average outstanding                                                        33,441,310    47,184,477
     Weighted average interest rates:
        Annual                                                                       5.798%        5.960%
        End of year                                                                  5.236         6.050

Under the terms of the advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of at least 120% of outstanding advances if the collateral is 1 to 4 family permanent mortgages, 110% if the collateral is agency issued mortgage-backed securities, and 105% if the collateral is U.S. treasury and agency securities. At December 31, 1998, the minimum book value of eligible collateral pledged for these borrowings was $33,353,250. The Bank has an available line of credit with the FHLB in the amount equal to 35% of total assets, less current outstanding advances.

FHLB advances at December 31, 1998, mature as follows:

                        Interest rates                Amount
---------------------------------------------------------------
    1999                 4.56 - 5.55%               $23,265,000
    2000                 5.00 - 5.40%                 7,500,000
    2006                    6.25                      1,000,000
                                                    -----------
                                                    $31,765,000
                                                    ===========

NOTE 11: FEDERAL TAXES ON INCOME

The Bank qualifies as a thrift under provisions of the Internal Revenue Code which, prior to August 1996, permitted as a deduction from taxable income an allowance for bad debts based on a percentage of taxable income or on actual experience. Each year, qualified thrifts were allowed to select whichever method results in the most savings. The Bank used the percentage of taxable income method in 1995.

In August 1996, the President of the United States signed the Small Business Job Protection Act of 1996 (the Act). Under the Act, the percentage of taxable income method of accounting for tax basis bad debts is no longer available for the years ended after December 31, 1995. As a result, the Bank is required to use the specific charge-off method of accounting for tax basis bad debts for 1996 and later years. In addition, the Bank is also required to recapture its post-1987 additions to its bad debt reserves made pursuant to the percentage of taxable income method. As of December 31, 1997, these additions were $1,973,380, which, pursuant to the Act, are included in taxable income ratably over a six-taxable-year period beginning with the year ending December 31, 1998. The recapture of the post-1987 additions to tax basis bad debt reserves does not result in a charge to earnings as these amounts have been provided for in the deferred tax liability.

If bad debt deductions taken for federal income tax purposes before 1987 are later used for purposes other than bad debt losses, they will be subject to federal income taxes at the prevailing corporate rates. Retained earnings included $640,000 at December 31, 1997, for which no federal taxes had been provided in the financial statements. The Bank does not anticipate that retained earnings will be used in any way which would result in payment of taxes.

Deferred federal income taxes are provided for differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax expense (benefit) are as follows for the years ended December 31:

                                              1998               1997               1996
---------------------------------------------------------------------------------------------
  Mortgage servicing rights                $(120,856)          $ (35,327)          $   9,229
  Loan origination fees and costs            (14,115)            143,900              (7,679)
  FHLB stock dividends                       121,558             112,620             106,191
  Reserve for loan losses                   (375,948)           (433,533)           (552,209)
  Other                                     (135,455)            (62,444)             93,349
                                           ---------           ---------           ---------
                                           $(524,816)          $(274,784)          $(351,119)
                                           =========           =========           =========

At December 31, the significant components of the Bank's net deferred tax asset (liability) were as follows:

                                                  1998                  1997
-------------------------------------------------------------------------------
  Deferred tax assets:
     Reserve for loan losses                  $ 1,356,847          $   980,899
     Other, net                                   101,095              (34,360)
                                              -----------          -----------
                                                1,457,942              946,539
  Deferred tax liabilities:
     Mortgage servicing rights                     21,773              142,629
     Loan origination fees and costs              460,841              474,956
     FHLB stock dividends                         825,653              704,095
                                              -----------          -----------
                                                1,308,267            1,321,680
                                              -----------          -----------
  Not deferred tax asset (liability)          $   149,675          $  (375,141)
                                              ===========          ===========

NOTE 12: STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

STOCK DIVIDENDS AND STOCK SPLITS: The Bank's Board of Directors declared a 20% stock dividend in February 1996, a 10% stock dividend in May 1997, and a three-for-two stock split in September 1997.

RESTRICTED RETAINED EARNINGS: Under Washington State law, preconversion retained earnings are restricted for the protection of preconversion depositors. Restricted retained earnings at December 31, 1998, totalled $181,344.

REGULATORY CAPITAL REQUIREMENTS: The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC) and the Washington State Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulators to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

                         NOTE 12 CONTINUED ON NEXT PAGE

As of December 31, 1998 and 1997, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's management believes that under the current regulations the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

The Bank's actual capital amounts and ratios are presented in the table below. The actual amounts are compared to the capital levels for capital adequacy purposes and for categorizing well capitalized banks, using the same amount of risk-weighted assets and average assets that the Bank carried at December 31, 1998 and 1997.

                                                                                                        To be categorized as well
                                                                                        For capital      capitalized under prompt
                                                            Actual                  adequacy purposes  corrective action provisions
                                                    -------------------------------------------------------------------------------
                                                       Amount     Ratio           Amount         Ratio         Amount       Ratio
-----------------------------------------------------------------------------------------------------------------------------------
   As of December 31, 1998:

     Total capital (to risk-weighted assets)        $38,909,518    11.5%        $27,031,580       >8.0%     $33,789,475      >10.0%
                                                                                                  -                          -
     Tier I capital (to risk-weighted assets)        34,685,834    10.3          13,515,790       >4.0       20,273,685      > 6.0
                                                                                                  -                          -
     Tier I capital (to average assets)              34,685,834     7.2          19,378,224       >4.0       24,222,781      > 5.0
                                                                                                  -                          -

  As of December 31, 1997:

     Total capital (to risk-weighted assets)        $34,400,328    11.5%        $23,959,809       >8.0%     $29,949,761      >10.0%
                                                                                                  -                          -
     Tier I capital (to risk-weighted assets)        30,656,608    10.2          11,979,904       >4.0       17,969,856      > 6.0
                                                                                                  -                          -
     Tier I capital (to average assets)              30,656,608     6.9          17,422,431       >4.0       21,778,038      > 5.0
                                                                                                  -                          -

NOTE 13: EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                           Income             Shares           Per share
                                                        (numerator)       (denominator)         amount
--------------------------------------------------------------------------------------------------------
Year ended December 31, 1998:
    Basic EPS:
      Income available to common shareholders          $5,207,696           4,215,764          $   1.24
                                                                                               ========
    Effect of dilutive stock options                                          111,614
                                                       ----------           ---------
    Diluted EPS:
      Income available to common shareholders
        plus assumed stock options exercise            $5,207,696           4,327,378          $   1.20
                                                       ==========           =========          ========
Year ended December 31, 1997:
    Basic EPS:
      Income available to common shareholders          $4,518,680           4,062,824          $   1.11
                                                                                               ========
    Effect of dilutive stock options                                          171,853
                                                       ----------           ---------
    Diluted EPS:
      Income available to common shareholders
        plus assumed stock options exercise            $4,518,680           4,234,677          $   1.07
                                                       ==========           =========          ========
Year ended December 31, 1996:
    Basic EPS:
      Income available to common shareholders          $3,914,648           4,043,985          $   0.97
                                                                                               ========
    Effect of dilutive stock options                                          121,447
                                                       ----------           ---------
    Diluted EPS:
      Income available to common shareholders
        plus assumed stock options exercise            $3,914,648           4,165,432          $   0.94
                                                       ==========           =========          ========

NOTE 14:  OTHER OPERATING EXPENSES

Salaries and employee benefits consisted of the following for the years ended December 31:

                                                          1998                   1997                  1996
----------------------------------------------------------------------------------------------------------------
  Salaries and employee benefits incurred              $ 9,122,196           $ 7,051,486           $ 5,363,079
  Amounts deferred with loan origination fees           (1,622,048)           (1,092,774)             (760,076)
                                                       -----------           -----------           -----------
                                                       $ 7,500,148           $ 5,958,712           $ 4,603,003
                                                       ===========           ===========           ===========

Direct costs of originating loans are deferred and capitalized with the related loan origination fees collected. Deferral of costs varies directly with the volume of loan originations, which increased substantially from 1996 to 1998.

NOTE 15:  RETIREMENT PLAN AND TRUST

The Bank has a 401(k) retirement plan and trust for employees. All employees who have completed one year of service and meet the minimum hours-worked requirement are eligible for the plan. The Bank funds the annual cost of the plan as accrued. Employees may contribute up to 12% of their salaries to the plan. The Bank matches 75% of the employees' contributions up to 6% of the employees' compensation. At plan year-end, the Bank contributes an additional 3% of the employees' compensation. Participants are fully vested in employer contributions to the plan upon six years of employment.

The Bank's contributions to the 401(k) retirement plan and trust were $324,641, $255,658, and $214,473 for the years ended December 31, 1998, 1997, and 1996, respectively. There were no significant changes in the rate of contributions to the plan between these years.

NOTE 16:  EMPLOYEE STOCK OWNERSHIP PLAN

In 1985, the Bank established an ESOP to provide benefits to all employees who have completed one year of service and meet the minimum hours-worked requirement. The plan is noncontributory on the part of the participants and provides for full vesting upon completion of five years of service. The plan provides for the distribution of accumulated benefits to the employees or their beneficiaries upon death, termination or retirement. The Bank loaned the ESOP's trustee $200,000 for purchase of the Bank's common stock at the initial offering price in 1985. During 1990, the Bank's Board of Directors authorized the trustee to borrow an additional $1,464,375 from the Bank to purchase 139,600 more shares (unadjusted for subsequent stock dividends and stock splits) of the Bank's common stock in the open market. Shares of stock are allocated to employees as the loans are repaid. The outstanding loan balance at December 31, 1998, was $603,738. During 1998, the ESOP sold 5,470 shares in the open market.

Shares held by the ESOP at December 31, 1998, were as follows:

                                                                                     Average
                                                    Number           Price range      price
                                                  of shares           per share      per share
----------------------------------------------------------------------------------------------
  Allocated:
           Vested                                  242,777
           Nonvested                                 8,234
                                                   -------
                                                   251,011          $1.32 - $5.09    $  1.98
          Non-allocated                            102,270
                                                   -------
                                                   353,281
                                                   =======

Contributions to the ESOP during the years ended December 31, 1998, 1997, and 1996, were $65,109, $-0-, and $-0-, respectively.

NOTE 17: STOCK OPTION PLAN

The Bank has a stock option plan for directors and employees. Options have a term of six or ten years and are granted at fair market value on the grant date. The Bank's Board of Directors determines vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 1998, 126,950 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 87,508 shares are currently exercisable at December 31, 1998. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

A summary of the Bank's stock option plan as of December 31, 1998, 1997, and 1996, and changes during the years ended on those dates is presented below:

                                                                      Range of     Weighted average    Weighted average
                                                    Shares        exercise price*   exercise price*      fair value*
-----------------------------------------------------------------------------------------------------------------------
  BALANCE, January 1, 1996                          336,598         $3.72-$6.56         $ 4.42
   Options granted                                   41,910            7.88               7.88             $ 3.19
   Options exercised                                (11,043)           4.74               4.74
   Options terminated                                (2,171)           4.88               4.88
                                                   --------
  BALANCE, December 31, 1996                        365,294          3.72-7.88            4.80
  Exercisable at yearend: 183,294 shares                                                  4.02
   Options granted                                   43,050           12.08              12.08               4.33
   Options exercised                                (77,352)         3.72-4.88            3.93
   Options terminated                                (6,522)        4.88-12.08            5.83
                                                   --------
  BALANCE, December 31, 1997                        324,470         3.72-12.08            5.96
  Exercisable at yearend: 152,642 shares                                                  4.34
   Options granted                                  104,240         17.44-17.50          17.48               5.47
   Options exercised                               (122,048)         3.72-7.88            4.45
   Options terminated                                  (995)        7.88-17.44           11.07
                                                   --------
  BALANCE, December 31, 1998                        305,667         3.72-17.50           10.47
                                                   ========
  Exercisable at year end: 87,508 shares                                                  4.98

  *per share

The following table summarizes information about stock options outstanding at December 31, 1998:

                                 Options outstanding                                             Options exercisable
-----------------------------------------------------------------------------------------  -----------------------------------
   Range of                        Number of      Weighted average    Weighted average       Number of        Weighted average
exercise price*               shares outstanding  exercise price*      remaining life      shares exercisable  exercise price*
------------------------------------------------------------------------------------------------------------------------------
    $3.00-$6.00                    117,362           $ 4.63               6.3 years           74,528           $4.50
     6.01-9.00                      41,965             7.80               7.4 years           12,980            7.75
     9.01-12.00
    12.01-15.00                     42,300            12.08               8.5 years
    15.01-18-00                    104,040            17.48               7.0 years
                                   -------                                                    ------
                                   305,667           $10.47               7.0 years           87,508           $4.98
                                   =======                                                    ======

*per share

The Bank applies APBO No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option plan for the years ending December 31, 1998, 1997, and 1996. Had compensation cost for the Bank's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank's net income and earnings per share for the years ended December 31, 1998, 1997, and 1996, would have been reduced to the pro forma amounts indicated below:

                                                         1998                      1997                       1996
---------------------------------------------------------------------------------------------------------------------
Net income:
 As reported                                         $ 5,207,696                $ 4,518,680               $ 3,914,648
 Pro forma                                             5,038,625                  4,419,924                 3,805,223
Basic earnings per common share:
 As reported                                               $1.24                      $1.11                     $0.97
 Pro forma                                                  1.20                       1.09                      0.94
Earnings per common share - assuming dilution:
 As reported                                               $1.20                      $1.07                     $0.94
 Pro forma                                                  1.17                       1.05                      0.92

                          NOTE 17 CONTINUED ON NEXT PAGE.

The compensation expense included in the pro forma net income and net income per share figures above are not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards generally are made each year.

The fair value of options granted under the Bank's stock option plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: Annual dividend yield of 3.14% for 1998, 1.10% for 1997 and 1.76% for 1996; expected volatility of 33% for 1998, 33% for 1997, and 32% for 1996; and expected lives of 6.5 years for 1998 and five years for 1997 and 1996. The risk free interest rate assumptions used were 5.79%, 6.19%, and 6.70%, for 1998, 1997, and 1996, respectively.

NOTE 18: CONTINGENCIES

In the normal course of business, the Bank has various legal claims and other contingent matters outstanding. Bank management believes that any ultimate liability arising from these actions will not have a material adverse effect on the Bank's financial condition or results of operations.

NOTE 19: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 1998 and 1997 (in thousands):

                                                                 1998                                       1997
                                               ------------------------------------------     -------------------------------------
                                                               Estimated      Favorable                    Estimated    Favorable
                                               Carrying          fair       (unfavorable)     Carrying        fair    (unfavorable)
                                                value            value         variance         value        value      variance
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                     $   5,529       $   5,529     $                $   5,909    $  5,909     $
 Securities held for sale                         20,337          20,337                          1,335       1,335
 Loans held for sale                              27,371          27,579           208            8,422       8,422
 Mortgage-backed and other securities             61,764          62,467           703           64,157      65,253       1,096
 Loans receivable                                359,535         361,849         2,314          351,909     352,221         312
 Accrued interest receivable                       3,311           3,311                          3,148       3,148
 Mortgage servicing portfolio                        357           2,076         1,719              601       4,149       3,548
 FHLB stock                                        4,877           4,877                          4,519       4,519
                                                                             ---------                                  -------
       Favorable variance                                                        4,944                                    4,956

Liabilities:
 Demand, savings, and money market deposits      111,167         111,167                         91,182      91,182
 Time deposits                                   300,084         301,427        (1,343)         281,647     282,390        (743)
 Drafts payable                                    4,383           4,383                          1,864       1,864
 Advance payments by borrowers
   for taxes and insurance                         1,517           1,517                          1,587       1,587
 Short-term FHLB advances                         23,265          23,296           (31)          33,230      33,272         (42)
 Long-term FHLB advances                           8,500           8,550           (50)           1,000       1,002          (2)
                                                                             ---------                                  -------
       Unfavorable variance                                                     (1,424)                                    (787)

Off-balance-sheet financial instruments:
 Commitments to sell loans                                           (25)          (25)                         (23)        (23)
                                                                             ---------                                  -------
       Favorable (unfavorable) variance                                            (25)                                     (23)
                                                                             ---------                                  -------
Net favorable variance                                                       $   3,495                                  $ 4,146
                                                                             =========                                  =======

                         NOTE 19 CONTINUED ON NEXT PAGE.

Fair value estimates, methods, and assumptions are set forth below for the Bank's financial and off-balance-sheet instruments.

  SECURITIES, LOANS HELD FOR SALE, AND COMMITMENTS TO SELL LOANS: The fair value of securities and loans receivable held for sale, and forward commitments, are based on quoted market rates and dealer quotes.

  LOANS RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of the loans that have fixed interest rates or variable rates which do not reprice frequently is estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers or similar credit quality. The fair value of nonperforming loans is estimated using discounted cash flow analysis, using applicable risk adjusted spreads to the Bank's contractual interest rates applicable to each category of loan.

  No adjustment was made to the market interest rates for changes in credit of performing loans for which there are no known credit concerns. Management believes that the risk factor embedded in the market interest rates along with the general reserves applicable to the loan portfolio for which there are not known credit concerns results in a fair valuation of such loans.

  DEPOSIT LIABILITIES: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of the top 25 local deposit-ranked institutions.

  FHLB ADVANCES: The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available to the Bank for debt with similar remaining maturity.

  OTHER: The carrying value of other financial instruments his been determined to be a reasonable estimate of their fair value.

  MORTGAGE SERVICING PORTFOLIO: The carrying value of the mortgage servicing portfolio is mortgage servicing rights as defined by SFAS No. 125. The fair value of the mortgage servicing portfolio represents the fair value of the total servicing portfolio, and is based upon an independent appraisal and a valuation model that calculates the present value of future cash flows.

  COMMITMENTS TO ORIGINATE LOANS: Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

  LIMITATIONS: The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 20: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                        Year ended December 31, 1998
                                            --------------------------------------------------------------------------------------
                                               First             Second              Third            Fourth
                                              quarter            quarter            quarter           quarter             Total
----------------------------------------------------------------------------------------------------------------------------------
Interest income                             $ 9,551,242        $ 9,807,688        $ 9,948,913        $ 9,907,193       $39,215,036
Interest expense                              5,344,232          5,505,230          5,488,352          5,480,860        21,818,674
                                            -----------        -----------        -----------        -----------       -----------
Net interest income                         $ 4,207,010        $ 4,302,458        $ 4,460,561        $ 4,426,333       $17,396,362
                                            ===========        ===========        ===========        ===========       ===========
Provision for loan losses                   $   100,000        $   100,000        $   385,000        $   165,000       $   750,000
                                            ===========        ===========        ===========        ===========       ===========
Other operating income and expenses, net    $(2,227,700)       $(2,267,161)       $(2,038,211)       $(2,224,060)      $(8,757,132)
                                            ===========        ===========        ===========        ===========       ===========
Net income                                  $ 1,240,344        $ 1,277,296        $ 1,344,651        $ 1,345,405       $ 5,207,696
                                            ===========        ===========        ===========        ===========       ===========
Basic earnings per share                    $      0.30        $      0.30        $      0.32        $      0.32       $      1.24
                                            ===========        ===========        ===========        ===========       ===========
Endings per share assuming dilution         $      0.29        $      0.29        $      0.31        $      0.31       $      1.20
                                            ===========        ===========        ===========        ===========       ===========
Weighted shares outstanding                   4,137,389          4,232,395          4,245,191          4,246,558         4,215,764
                                            ===========        ===========        ===========        ===========       ===========
Weighted shares outstanding
  including effect of dilutive stock
  options                                     4,298,127          4,341,526          4,338,346          4,329,990         4,327,378
                                            ===========        ===========        ===========        ===========       ===========

                         NOTE 20 CONTINUED ON NEXT PAGE.

                                                                    Year ended December 31, 1997
                                               -----------------------------------------------------------------------------------
                                                  First             Second             Third           Fourth
                                                 quarter            quarter            quarter         quarter            Total
----------------------------------------------------------------------------------------------------------------------------------
Interest income                                $  8,637,359      $  8,976,443      $  9,322,745      $  9,459,411     $ 36,395,958
Interest expense                                  4,893,696         5,039,491         5,308,418         5,348,357       20,589,962
                                               ------------      ------------      ------------      ------------     ------------
Net interest income                            $  3,743,663      $  3,936,952      $  4,014,327      $  4,111,054     $ 15,805,996
                                               ============      ============      ============      ============     ============
Provision for loan losses                      $    270,000      $    290,000      $    221,000      $    195,000     $    976,000
                                               ============      ============      ============      ============     ============
Other operating income and expenses, net       $ (1,844,441)       (1,966,402)     $ (2,025,800)     $ (2,146,731)    $ (7,983,374)
                                               ============      ============      ============      ============     ============
Net income                                     $  1,075,196      $  1,109,163      $  1,166,568      $  1,167,753     $  4,518,680
                                               ============      ============      ============      ============     ============
Basic earnings per shire                       $       0.27      $       0.27      $       0.29      $       0.29     $       1.11
                                               ============      ============      ============      ============     ============
Earnings per share assuming dilution           $       0.26      $       0.26      $       0.28      $       0.27     $       1.07
                                               ============      ============      ============      ============     ============
Weighted shares outstanding                       4,048,155         4,051,136         4,061,252         4,090,690        4,062,824
                                               ============      ============      ============      ============     ============
Weighted shares outstanding
   including effect of dilutive stock options     4,206,641         4,210,595         4,239,135         4,282,274        4,234,677
                                               ============      ============      ============      ============     ============

NOTE 21: SEGMENTS

The Bank is organized based on the products and services that it offers. Under this organizational structure, the Bank has three reportable segments, consumer banking, residential lending, and commercial lending.

  Residential lending offers conventional or government-insured loans to borrowers to purchase, refinance, or build homes, secured by one-to-four-unit family dwellings. Embedded within the residential lending segment is a mortgage banking operation, which sells loans in the secondary mortgage market. The mortgage banking operation generally retains the right to service the loans sold (i.e., collection of principal and interest payments) for which it receives a fee based on the unpaid principal balance. The servicing rights may be resold at opportune market conditions.

  Commercial lending offers permanent and interim (construction) loans for multifamily housing (over four units), commercial real estate properties, and loans to small- and medium-sized businesses for financing inventory, accounts receivables, and equipment, among other things. The underlying real estate collateral or business asset being financed typically secures these loans.

  Consumer banking offers depositor banking services, home equity lending, direct consumer loans, and consumer dealer financing contracts.

These segments are managed separately because each business requires different processes and different marketing strategies to reach the customer base that buys those products and services. All three segments derive a majority of their revenue from interest, and management relies primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the company's revenues.

BASIS OF ACCOUNTING FOR REPORTABLE SEGMENTS:

Starting in 1997, the Bank adopted business unit profitability reporting, which measures the performance of segments as self-standing business entities. As self-standing entities, the segments have fully income-allocated and cost-burdened profit and loss statements. Except for the allocations and the funds transfer-pricing mechanism described below, the accounting policies for the segments are the same as those described in the Summary of Significant Accounting Policies.

Allocations and funds transfer-pricing mechanism:

  - Operating income and expenses are allocated to segments whenever they can be directly attributed to their activities. Indirect income and overhead costs are credited or charged to the segments whenever they are specifically identified as providers or users of the ancillary internal service, or are allocated based on some common denominator. For certain services, intersegment user fees are assessed at agreed-upon prices.

  - A funds transfer-pricing method has been utilized to allocate interest income for the deposits held in the branch banks. The deposit-gathering activities contribute to the Bank's profitability by reducing borrowing costs. The deposits are therefore presumed to generate revenues for consumer banking through reinvestments in low-risk securities (inferred interest-earning assets). The interest earnings are calculated using an internal, proxy-market interest rate. The loan-producing units in the residential, commercial, and consumer segments are also presumed to borrow money to fund their loans using an internal, proxy-market interest rate.

  - Equity capital commensurate with the risk weight of segment assets has been allocated to simulate the operating capital level required by the Bank's regulators. The allocated capital provides the segments with interest-free funding.

                         NOTE 21 CONTINUED ON NEXT PAGE.

Financial information for the Bank's segments is shown below for the years December 31, 1998 and 1997. Prior to 1997, the Bank used a different format for measuring business unit profitability which is incompatible with the current format. It is impracticable to provide comparative information for 1996. The data needed to compile that information is unavailable and the cost to develop it would be excessive.

                                                                             Year ending December 31
                                                   ----------------------------------------------------------------
                                                              Consumer      Residential    Commercial
                                                              Banking         Lending        Lending       Totals
-------------------------------------------------------------------------------------------------------------------
Revenues from external customers                   1998     $ 6,521,653   $ 10,718,074   $ 24,156,802  $ 41,396,529
                                                   1997       6,326,339     10,068,321     20,810,023    37,204,683

Revenues from other segments of the Bank           1998      21,051,822        428,300      1,482,378    22,962,500
                                                   1997      18,505,479        467,586      1,303,662    20,276,727

Total revenues                                     1998      27,573,475     11,146,374     25,639,180    64,359,029
                                                   1997      24,831,818     10,535,907     22,113,685    57,481,410

Net interest revenue                               1998       6,446,931      1,967,849      8,838,699    17,253,479
                                                   1997       6,235,391      2,098,386      7,254,032    15,587,809

Income before federal income taxes                 1998       1,565,589      2,017,212      6,025,083     9,607,884
                                                   1997       2,113,629      1,093,807      5,037,563     8,244,999

Total assets as of December 31:                    1998     414,809,598    107,019,912    274,234,989   796,064,499
                                                   1997     373,687,398    124,405,900    235,318,964   733,412,262

Revenues from external customers is comprised of interest income and other operating income. Revenues from other segments of the Bank include the interest-free benefit of allocated equity capital, the interest revenue from the inferred earning assets on branch deposits, and intersegment user fees and charges.

                        NOTE 21 CONTINUED ON NEXT PAGE.

Reconciliations of segment data to the Bank consolidated financial statements are shown in the table below. The amounts for the segments would differ from the actual consolidated financial statements due to the use of internal, proxy-market interest rates, and various methods for allocating costs. The provision for loan losses and the reserve for loan losses have not been allocated to the segments. Total segment assets include inferred interest-earning assets on branch deposits, which are essentially the same assets from the lending segments, but credited with a proportionate interest yield.

                                                                                  1998                1997
---------------------------------------------------------------------------------------------------------------
TOTAL REVENUES FOR YEAR ENDED DECEMBER 31:
Segment total revenues                                                      $  64,359,029         $  57,481,410
Back out or add back:
    Revenues from other segments of the Bank                                  (22,962,500)          (20,276,727)
    Revenues of administrative departments netted against
        overhead costs and reallocated as net costs                             1,048,513               897,657
                                                                            -------------         -------------
    Consolidated Bank total revenues                                        $  42,445,042         $  38,102,340

NET INTEREST REVENUE FOR YEAR ENDED DECEMBER 31:
Segment net interest revenue                                                $  17,253,479         $  15,587,809
Back out or add back:
    Difference between actual Bank interest expense
         and intersegment funding allocation                                     (653,030)             (291,096)
    Interest revenues of administrative departments netted
         against overhead costs and reallocated as net costs                      795,913               509,283
                                                                            -------------         -------------
    Consolidated Bank net interest revenues                                 $  17,396,362         $  15,805,996

INCOME BEFORE FEDERAL INCOME TAXES FOR YEAR ENDED DECEMBER 31:
Segment pre-tax income                                                      $   9,607,884         $   8,244,999
Back out or add back:
    Unallocated loan loss provision                                              (750,000)             (976,000)
    Difference between actual total Bank funding cost
         and total intersegment funding allocation                                (81,573)               66,053
    Unallocated net expenses of administrative departments                       (887,081)             (488,430)
                                                                            -------------         -------------
 Consolidated Bank pre-tax income                                           $   7,889,230         $   6,846,622


TOTAL ASSETS AS OF DECEMBER 31:
Segment total assets                                                        $ 796,064,499         $ 733,412,262
Back out or add back:
    Inferred intersegment interest-earning assets on branch deposits         (308,525,629)         (290,256,005)
    Unallocated reserve for loan loss                                          (5,569,431)           (4,858,376)
    Unallocated nonearning assets of administrative departments                 7,260,700             7,464,559
                                                                            -------------         -------------
Consolidated Bank total assets                                              $ 489,230,139         $ 445,762,440

                                     page 46

INDEPENDENT AUDITORS' REPORT

Board of Directors

First Mutual Savings Bank

Bellevue, Washington

We have audited the accompanying consolidated statements of financial condition of First Mutual Savings Bank and subsidiary (the Bank) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial condition of the Bank as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

January 29,1999

Deloitte & Touche LLP

Seattle, Washington


STOCK INFORMATION

The Bank sold 966,000 shares of common stock in its initial public offering on December 23, 1985. As of December 31, 1998, there were 4,247,275 shares outstanding. The shares are held by approximately 1,200 shareholders of record and persons or entities who hold their stock in nominee or "street" name through various brokerage firms or other depositories.

First Mutual Savings Bank's common stock trades on The Nasdaq Stock Market under the symbol FMSB. The following data are based on the reported sale prices on the NASDAQ National Market System for the quarters indicated, as reported by the National Association of Securities Dealers.

QUARTER ENDING                                                   HIGH*    LOW*
-------------------------------------------------------------------------------
March 31, 1997                                                  $12.58   $10.61
June 30, 1997                                                    12.67    10.61
September 30, 1997                                               19.00    11.50
December 31, 1997                                                20.58    17.00
March 31, 1998                                                   19.50    17.50
June 30, 1998                                                    18.25    16.50
September 30, 1998                                               17.69    11.88
December 31, 1998                                                15.13    12.31

*ADJUSTED TO REFLECT THE 10% STOCK DIVIDEND PAID JULY 2, 1997 AND A THREE-FOR-TWO STOCK SPLIT PAID NOVEMBER 5, 1997.

Annual per share cash dividends paid to shareholders of record as of record dates:

1994      $.20
1995      $.45 (includes a one-time, special cash dividend of 25 cents)
1996      $.20
1997      $.20
1998      $.55 (includes a one-time, special cash dividend of 35 cents)


GENERAL INFORMATION

BOARD OF DIRECTORS                  BANK OFFICERS (CONTINUED)                       FIRST MUTUAL BANK OFFICES
F. Kemper Freeman, Jr.              ASSISTANT VICE PRESIDENTS                       Ballard
CHAIRMAN                            Lorna g. Dykes                                  2038 NW Market Street
H. Scott Wallace                    UNDERWRITING                                    Seattle, Washington 98107
VICE CHAIRMAN                       Glenn R. Wells                                  (206) 706-0894
John R. Valaas                      RETAIL RESIDENTIAL LENDING
PRESIDENT, CEO                                                                      Bellevue Financial Center
James J. Doud, Jr.                  FIRST MUTUAL BANK CORPORATE                     400 - 108th Avenue NE
Mary Case Dunnam                    HEADQUARTERS AND MAIN OFFICE                    Bellevue, Washington 98004
Janine Florence                     400 - 108th Avenue NE                           (425) 453-2801
Victor E. Parker                    Bellevue, Washington 98004
George W. Rowley, Jr.               (425) 455-7300                                  Bellevue West
Richard S. Sprague                                                                  10001 NE 8th Street
William E. Tremper                  ANNUAL MEETING                                  Bellevue, Washington 98004
Robert C. Wallace                   The annual meeting is scheduled to              (425) 453-9434
                                    be held April 22, 1999, 3 p.m., at the
BANK OFFICERS                       Hyatt Regency Bellevue,                         Bellingham
PRESIDENT                           900 Bellevue Way NE,                            1100 Harris Street
John R. Valaas                      Bellevue, Washington.                           Bellingham, Washington 98225
CHIEF EXECUTIVE OFFICER                                                             (360) 714-0433
EXECUTIVE VICE PRESIDENT            TRANSFER AGENT AND REGISTRAR
Roger A. Mandery                    ChaseMellon Shareholder Services, L.L.C.        Crossroads
CHIEF FINANCIAL OFFICER             Shareholder Relations                           15635 NE Eighth Street
SENIOR VICE PRESIDENT               P.O. Box 3315                                   Bellevue,  Washington 98008
James R. Boudreau                   South Hackensack, NJ 07606                      (425) 644-4214
CHIEF CREDIT OFFICER                (800) 522-6645
VICE PRESIDENTS                     www.chasemellon.com                             Issaquah
Robin R. Carey                                                                      855 Rainier Boulevard N
OPERATIONS AND ADMINISTRATION       INDEPENDENT CERTIFIED PUBLIC                    Issaquah, Washington 98027
Nancy Chermak                       ACCOUNTANTS                                     (425) 392-2673
LOAN ADMINISTRATION                 Deloitte & Touche
Pamela S. Drexler                                                                   Monroe
LOAN SERVICING                      LEGAL COUNSEL                                   19265 State Route 2
Carolyn F. Ellingson                Preston, Gates & Ellis                          Monroe, Washington 98272
CENTRAL BANKING OPERATIONS                                                          (360) 794-8686
Robert J. Everett                   INVESTOR RELATIONS COUNSEL
INCOME PROPERTY LENDING             Len Cereghino & Co.                             Redmond
Scott B. Harlan                     2605 Western Avenue                             16900 Redmond Way
RESIDENTIAL AND CONSUMER LENDING    Seattle, Washington 98121                       Redmond, Washington 98052
Tony S. Icasiano                    (206) 448-1996                                  (425) 883-4700
CONTROLLER
Kenneth J. Walkky                   FORM 10-K                                       West Seattle
INCOME PROPERTY LENDING             A copy of form 10-K, including the financial    4520 California Avenue SW
Ronald P. Werth                     statements as filed with the Federal Deposit    Seattle, Washington 98116
BUSINESS BANKING                    Insurance Corporation, will be furnished        (206) 932-6299
J. Robert Wicks                     without charge to shareholders of record
BRANCH ADMINISTRATION               upon written request to:                        LOAN PRODUCTION OFFICE
James D. Young                                                                      Tacoma
ASSET MANAGEMENT                    Tony S. Icasiano                                2323 N 31st Street
CORPORATE SECRETARY                 Vice President and Controller                   Tacoma, Washington 98403
Phyllis A. Easterlin                First Mutual Bank                               (253) 759-3559
ASSISTANT VICE PRESIDENTS           P.O. Box 1647
Jackie A. Bartl                     Bellevue, Washington 98009-1647
INCOME PROPERTY LENDING
Michele R. Darrington
RESIDENTIAL LENDING OPERATIONS

                                     page 48